
FOCUS

APCapital 2001 Annual Report

Spring 2002

Dear Shareholders:

2001 was a year of adjustment, as we learned firsthand what it means to be a public company. We entered a new world of investor conferences, earnings releases, conference calls, speeches and multiple conversations with current and potential investors. It meant becoming proficient in the formal reporting requirements—10Qs, 8Ks, 10Ks, etc.—and the guidelines of "fair disclosure" as prescribed by Reg. FD.



It was a period of learning and we had our share of challenges. By the end of the year, however, adjustments had been made and we were gaining confidence in our ability to manage a public company.

We began the year focusing on our two most important strategic initiatives—acquisitions and growth. Acquisitions were to be the key focus of our activity. While we initiated several discussions, we were unable to consummate an acquisition that made strategic and economic sense.

As the year progressed and the market hardened, premium growth in our existing business and in our current markets became the dominant focus. This will continue to be our focus throughout 2002. If acquisition opportunities present themselves, we will respond, but only in a disciplined and conservative manner.

The effective use of capital is a major responsibility, not only in operational growth, but in asset management as well. In deploying our capital in 2001, we repurchased ACAP shares in the open market. It makes good economic sense to invest in our own company—a company we know well, a company with a good future and whose stock is trading at a discount. We will continue to balance the many demands on our capital as we strive to build long term shareholder value.

We demonstrated the ability to attract talent and added to an already talented group of outstanding executives and management. This occurred in several key areas of the company, most notably in professional liability underwriting. We have done this while continuing to operate more efficiently, as evidenced by the reduction in our underwriting expense ratio.

The biggest disappointment last year was the unprecedented escalation of claims severity and the impact it had on our operating results. We experienced the greatest increase in the cost of reported claims in our history. This and the discovery of inadequate pricing in the 1999, 2000 and 2001 coverage years caused us to increase claim reserves and report a loss for the year. Our disappointment with this result was not mitigated by the distress evidenced in the sector: reserve adjustments, insolvencies, withdrawals from markets, and downgradings by A.M. Best. The concern regarding the sector is valid, but our response to ACAP's poor results was immediate and aggressive, and we ended the year with a strong balance sheet and more conservative loss reserves than year end 2000. With this strong financial foundation we are well positioned to endure or capitalize upon the challenges in the sector.

As we move forward into 2002, we remain committed to our core lines of business—medical professional liability and workers' compensation. Our focus is to retain profitable business and attract new business at an adequate price. With the winning combination of a strong financial foundation, outstanding people and a responsible marketplace, I am confident we can meet the challenges of the future, and become the successful, profitable company we all envision.

Sincerely,

William B. Cheeseman

William B. Cheeseman
President and CEO
American Physicians Capital, Inc.



Condensed Balance Sheets

as of December 31, 2001 and 2000

(In thousands, except share data)	December 31, 2001		December 31, 2000	
Assets				
Cash and investments	$	**752,508**	$	762,023
Premiums receivable		**64,194**		51,354
Reinsurance recoverable		**95,887**		72,002
Deferred federal income taxes		**45,940**		32,725
Federal income taxes recoverable		**11,266**		
Intangibles		**13,968**		16,481
Other assets		**55,154**		43,391
Total assets	$	**1,038,917**	$	977,976
Liabilities				
Unpaid losses and loss adjustment expense	$	**597,046**	$	483,273
Unearned premiums		**100,056**		88,047
Other liabilities		**34,850**		37,231
Total liabilities		**731,952**		608,551
Shareholders' equity		**306,965**		369,425
Total liabilities and stockholders' equity	$	**1,038,917**	$	977,976
Book value per share				
Total	$	**29.98**	$	31.78
Tangible	$	**28.62**	$	30.36
Common shares outstanding		**10,238**		11,625

Condensed Income Statements
for the years ended December 31, 2001, 2000 and 1999

(in thousands, except per-share data)	Year Ended December 31, 2001		2000		1999	
Revenues						
Net premiums earned	**$ 202,371**		$ 180,342		$ 148,656	
Investment income	**47,883**	1	36,784		30,539	
Realized (losses) gains	**(5,651)**		1,164		1,849	
Other income	**546**		2,428		6,676	2
Total Revenues	**245,149**		220,718		187,720	
Expenses						
Losses and loss adjustment expense	**257,848**		153,518		130,949	
Underwriting expense	**45,111**		42,158		40,037	
Other expenses	**9,420**		8,297		6,764	
Total Expenses	**312,379**		203,973		177,750	
(Loss) income before federal income taxes	**(67,230)**		16,745		9,970	
Federal income tax (benefit) expense	**(23,450)**		4,800		(23,759)	3
Net (loss) income	**$ (43,780)**		$ 11,945		$ 33,729	
Net operating (loss) income	**$ (40,107)**		$ 11,188		$ 3,430	
Net (loss) earnings per share						
Basic	**$ (3.95)**		$ 1.04	4	$ 2.95	4
Fully diluted	**$ (3.95)**	5	$ 1.03	4	$ 2.91	4
Operating (loss) income per share	**$ (3.62)**		$ 0.97	4	$ 0.30	4
Diluted weighted average shares outstanding	**11,072**	5	11,576		11,576	
Loss ratio	**127.4%**		85.1%		88.1%	
Underwriting ratio	**22.3%**		23.4%		26.9%	
Combined ratio	**149.7%**		108.5%		115.0%	

1 This increase was primarily the result of investment income derived from the proceeds of the company's initial public offering received in Dec. 2000.

2 1999 Other income amount includes a $9.8 million of interest earned on a settlement with the Internal Revenue Service, less professional fees and other costs associated with the settlement of $3.9 million.

3 Federal income taxes include a refund of $23.7 million in 1999.

4 The presentation of all 1999 and 2000 per share data is only for comparison purposes and assumes that shares issued in the Dec. 2000 initial public offering were outstanding for the entire period.

5 Incremental shares for the conversion of options are not included in the calculation as they would be anti-dilutive.

Condensed Statements of Shareholders' Equity
for the years ended December 31, 2001, 2000 and 1999



(In thousands)	Additional Paid-in Capital	Retained Earnings	Other	Total
Balance, January 1, 1999		$ 180,780	$ 7,972	$ 188,752
Net income		33,729		33,729
Unrealized depreciation on investments			(13,695)	(13,695)
Balance, December 31, 1999		214,509	(5,723)	208,786
Net income		11,945		11,945
Unrealized appreciation on investments			5,204	5,204
Proceeds from subscription rights and initial public offering, net of expenses	$ 142,581			142,581
Restricted stock grants and unearned stock compensation, less amortization	2,359		(1,450)	909
Balance, December 31, 2000	144,940	226,454	(1,969)	369,425
Net loss		(43,780)		(43,780)
Unrealized appreciation on investments			6,348	6,348
Purchase and retirement of common stock	(25,225)			(25,225)
Unrestricted stock grants	50			50
Forfeiture and amortization of unearned stock compensation	(302)		449	147
Balance, December 31, 2001	$ 119,463	$ 182,674	$ 4,828	$ 306,965

Report of Independent Accountants

To the Board of Directors and Shareholders of American Physicians Capital, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of American Physicians Capital, Inc. and its subsidiaries as of December 31, 2001 and 2000, the related consolidated statements of income and shareholders' equity for each of the three years in the period ended December 31, 2001 (not presented herein); and in our report dated February 13, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Grand Rapids, Michigan
February 13, 2002



Organizational Chart

APCapital
American Physicians Capital Inc

- APA — American Physicians Assurance Corporation (Member APCapital Group)
- ICA — Insurance Corporation of America (Member APCapital Group)
- APSpecialty Insurance Corporation (Member APCapital Group)
- Alpha Advisors Inc (Member APCapital Group)

ACAP 2001 Stock Activity

	HIGH	LOW	CLOSE
1st Quarter	$22.44	$15.62	$18.25
2nd Quarter	$20.69	$16.50	$19.50
3rd Quarter	$22.95	$18.02	$20.77
4th Quarter	$23.60	$14.70	$21.75

Net Earned Premium (in millions $)


250
200
150
100
50
0
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01

Physicians Insured



15000
12000
9000
6000
3000
0
1998
1999
2000
2001

Workers' Comp Policies In Force



6000
5000
4000
3000
2000
1000
0
1998
1999
2000
2001

Net Premium Earned by Line 2001



Medical Professional Liability	59%
Workers' Compensation	29%
Other	12%

APCapital States of Operation



Minnesota
Wisconsin
South Dakota
Michigan
Iowa
Nevada
Ohio
Illinois
Indiana
West Virginia
Virginia
Kentucky
Tennessee
New Mexico
Florida

The APCapital Group

American Physicians Assurance Corporation (APA)

Insurance Corporation of America (ICA)

APSpecialty Insurance Corporation

APConsulting, LLC

APDirect Sales, LLC

Alpha Advisors, Inc.

AP♦Indemnity Ltd.

APManagement Ltd.

Independent Ratings

A.M. Best: A- (Excellent)

Standard & Poor's: A

Officers and Management

Board of Directors

Thomas R. Berglund, M.D.
Chairman of the Board

William B. Cheeseman
President and Chief Executive Officer

Billy B. Baumann, M.D.

Myron R. Emerick, D.O.

AppaRao Mukkamala, M.D.

Spencer L. Schneider

Lloyd A. Schwartz

Corporate Secretary

Monte D. Jahnke
Kerr, Russell and Weber, PLC

Executive Officers

William B. Cheeseman
President and Chief Executive Officer

Frank H. Freund
Executive Vice President, Treasurer and Chief Financial Officer

R. Kevin Clinton
Executive Vice President and Chief Operating Officer

Other Executive Officers

Ann E. Flood
Vice President of Professional Liability Operations

Laura A. Kline
Vice President of Marketing

Margo C. Runkle
Vice President of Human Resources and Legal

Offices

Corporate Headquarters

1301 N. Hagadorn Road
P.O. Box 1471
East Lansing, MI 48826-1471
1-800-748-0465

Additional Offices

Albuquerque, New Mexico

Boca Raton, Florida

Chicago, Illinois

Louisville, Kentucky

Minneapolis, Minnesota

Website

www.acaponline.com

Shareholder Information

Transfer Agency and Registrar

Mellon Investor Services LLC
P.O. Box 3310
South Hackensack, NJ 07606
1-888-213-0965
www.melloninvestor.com

Auditors

PricewaterhouseCoopers LLP
Grand Rapids, Mich.

Trading of Common Stock

The common stock of American Physicians Capital, Inc. began trading on December 8, 2000, and is listed on the Nasdaq Stock Market under the symbol ACAP. At March 11, 2002, APCapital had 10,060,432 shares of common stock outstanding.

Investor Relations

Investor relations information for security analysts, investment professionals and shareholders can be found on the Internet at: www.acaponline.com/investor.

Shareholders Meeting

The annual meeting of shareholders will be held on Wednesday, May 8, 2002 at 10:00 a.m. EDT at the corporate offices of APCapital, 1301 North Hagadorn Road, East Lansing, Michigan.

Inquiries or requests for additional information should be directed to:

American Physicians Capital, Inc.
Investor Relations
1301 North Hagadorn Road
East Lansing, MI 48826

Or call: 1-866-561-8222

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 000-32057

American Physicians Capital, Inc.

(Exact name of registrant as specified in its charter)

Michigan	**38-3543910**
(State or other jurisdiction of incorporation or organization)	*(IRS employer identification number)*

1301 North Hagadorn Road, East Lansing, Michigan 48823
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(517) 351-1150**

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, no par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in a definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the Common Stock held by non-affiliates of the Registrant as of March 1, 2002, based on $17.65 per share (the last sale price for the Common Stock on such date as reported on the Nasdaq Stock Market's National Market), was approximately $172.3 million. For purposes of this computation only, all executive officers, directors and 10% beneficial owners of the Registrant are assumed to be affiliates.

As of March 1, 2002 the Registrant had 10,100,442 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement pertaining to the 2002 Annual Meeting of Shareholders (the "Proxy Statement") to be filed pursuant to Regulation 14A are incorporated by reference into Part III.

ITEM 1. BUSINESS

General

American Physicians Capital, Inc., or APCapital, is an insurance holding company which writes primarily medical professional liability insurance through its subsidiaries American Physicians Assurance Corporation, or APAssurance (formerly Mutual Insurance Corporation Of America, or MICOA), Insurance Corporation of America and APSpecialty Insurance Corporation (formerly RML Insurance Company). It also provides workers' compensation insurance and, on a limited basis, health coverage. APCapital also owns several financial services companies. APCapital and its consolidated subsidiaries are sometimes referred to in this report as "we" or the "Company". At December 31, 2001, we insured approximately 12,500 physicians in 14 states throughout the United States, with a concentration in the Midwest.

APCapital was incorporated in Michigan in July 2000 to facilitate the conversion of APAssurance from a mutual insurance company to a publicly owned stock insurance company. In connection with this conversion, APCapital offered its common stock to policyholders of APAssurance, to various other groups having specified relationships to APAssurance and to the general public. APCapital stock began trading on the Nasdaq Stock Market's National Market on December 8, 2000. The conversion became effective, the offerings were closed and APAssurance and its subsidiaries became subsidiaries of APCapital on December 13, 2000.

APAssurance, which is APCapital's primary subsidiary, was formed in June 1975 under the sponsorship of the Michigan State Medical Society in response to a medical professional liability insurance crisis in Michigan. By 1981, APAssurance was the largest writer of medical professional liability insurance in Michigan, a distinction it maintains today.

Products and Services

Medical Professional Liability. We underwrite medical professional and hospital professional liability policy coverages for physicians and physician medical groups, clinics and other providers in the health care industry. Medical professional liability insurance insures physicians and other health care providers against liabilities arising from the rendering of, or failure to render, professional medical services. We offer both claims made and occurrence policies, and include legal defense against asserted medical professional liability claims. Claims-made policies provide coverage to the policyholder for claims reported during the period of coverage. Policyholders are insured continuously while their claims-made policy is in force. Occurrence policies provide coverage to the policyholders for all losses incurred during the policy coverage year regardless of when the claims are reported. Although we generate a majority of our premiums from individual and small group practices, we also insure several major physician groups as well as several hospitals.

We offer separate policy forms for physicians who are sole practitioners and for those who practice as part of a medical group or clinic. The policy issued to sole practitioners includes coverage for professional liability that arises in the medical practice. The medical professional insurance for sole practitioners and for medical groups provides protection against the legal liability of the insureds for injury caused by or as a result of the performance of patient treatment, failure to treat, failure to diagnose and related types of malpractice.

Workers' Compensation. We currently focus our efforts on eight workers' compensation business niches: health care, light to medium manufacturing, restaurants, educational services, non-profit organizations, specialty trade contractors, wholesalers, and auto related sales and services. These niches were determined after analyzing the current book of business, available premium, size of market and profit potential. Within these eight niches, we only write 40 classes out of 660 workers' compensation classes. In some instances, we also looked at the classes of business our agents specialize in writing. The areas on which we focus our efforts tend to be under-serviced geographic markets and under-served classes, and we make a special effort toward the health care sector.

Health Insurance. We currently write small business employee health insurance through a single preferred provider organization located in western Michigan. This coverage is provided as part of our long-term strategic relationship with the physician organization which sponsors this plan. We also provide medical professional liability coverage to a majority of the physician members of this organization. All other programs have been discontinued.

Other Insurance. We previously sold personal and commercial insurance. We are no longer accepting new business in this line of business and have not renewed business previously written by us in this line.

Other Financial Subsidiaries. We have developed and acquired a variety of other organizations to offer financial services and consulting to its customers. These services include captive insurance company arrangements, loss control consulting, risk management and investment management. Revenues from these sources are not yet material.

Summary Premium Volume By Line

The following table sets forth, for the years ended December 31, 2001, 2000 and 1999, the amount of direct premiums written and net premiums earned for each of our lines of insurance.

	For the year ended December 31,					
	2001		2000		1999	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
			(dollars in thousands)			
Direct Premiums Written						
Medical professional liability	$149,254	64.7%	$123,996	61.0%	$122,877	64.8%
Workers' compensation	63,977	27.7	50,739	25.0	43,151	22.8
Health	18,001	7.8	13,215	6.5	9,950	5.2
Other	(467)	(0.2)	15,219	7.5	13,669	7.2
Total	$230,765	100.0%	$203,169	100.0%	$189,647	100.0%
Net Premiums Earned						
Medical professional liability	$119,657	59.1%	$109,492	60.7%	$ 96,323	64.8%
Workers' compensation	58,378	28.8	46,980	26.1	36,758	24.7
Health	18,668	9.2	11,066	6.1	4,845	3.3
Other	5,668	2.8	12,804	7.1	10,730	7.2
Total	$202,371	100.0%	$180,342	100.0%	$148,656	100.0%

Marketing

Our marketing philosophy is to sell profitable business in our core lines of insurance through a broad, multi-channeled, cost-effective distribution system. In addition to our agency force, we have built our sales and marketing efforts around several strategic business alliances. These alliances include medical society endorsements, purchasing group programs, marketing alliances, sales agreements with other insurance companies and exclusive agency agreements.

We currently market our products through approximately 300 independent agents in 14 states. Our medical professional liability product line is marketed through approximately 40 agents in 13 states, with one strategic partner, SCW Agency Group, Inc. and its subsidiaries accounting for approximately 45% of medical professional liability premiums written during 2001. In Florida, we have six medical professional liability agents who cover the state through exclusive regional contracts. The other agents who write our medical professional liability insurance are independent agents. Due to the highly specialized nature of medical professional liability, financially sound agencies that focus on this line are selected to represent us in targeted geographic areas. The 40 medical professional liability agencies are reviewed based upon premium volume, retention and profitability goals. Of the 40 agencies that write medical professional liability, 16 wrote over $1 million in premiums with us in 2001.

We have reduced efforts to write business through our APDirect internet sales channel, choosing to focus on improving customer and agent communication via the internet. We continue to offer alternative risk transfer arrangements through our ART group.

The Michigan State Medical Society, or MSMS, has endorsed APAssurance as its exclusive professional liability carrier of choice for 26 years and currently endorses APAssurance in accordance with an agreement pursuant to which we compensate the MSMS for marketing our professional medical liability products to MSMS members. APAssurance has also received a similar marketing endorsement agreement from the Michigan Osteopathic Association, the Kentucky Medical Association, and the New Mexico Medical Association.

Other independent agencies write workers' compensation for us. The premium volume for these agencies is normally minor in relation to the total premiums. Only 19 workers' compensation agencies exceeded $500,000 in premium volume in 2001, and only six of these exceeded $1 million in premium volume. In Minnesota, we have terminated our endorsement for commission relationship with the Minnesota Independent Insurance Agents Association, and are now dealing directly with the insurance agents who write the coverage for us. This change will help to reduce our costs in this market and to enhance our interaction with these agents.

Underwriting and Pricing

Most of our underwriting work and customer contact is performed through our local offices under the supervision of the home office. The home office Underwriting department is responsible for the issuance, establishment and implementation of underwriting standards for all of our underwritten coverages. The local office underwriting staff have the authority to evaluate, approve and issue medical professional liability coverage for individual providers and medical groups with annual premiums that do not exceed present threshold amounts or guidelines imposed by the home office.

Through our management and actuarial staff, we regularly establish rates and rating classifications for our physician and medical group insureds based on the loss and loss adjustment expense, or LAE, experience we have developed over the past 25 years, and the loss and LAE experience for the entire medical professional liability market. We have various rating classifications based on practice location, medical specialty and other liability factors. We also utilize various discounts, such as claim-free credits, to encourage low risk, high profit physicians to insure with APAssurance.

The nature of our business requires that we remain sensitive to the marketplace and the pricing strategies of our competitors. Using the market information as our background, we normally set our prices based on our estimated future costs. From time to time, we may reduce our discounts or apply a premium surcharge to achieve an appropriate return. Pricing flexibility allows us to provide a fair rate commensurate with the assumed liability. If our pricing strategy cannot yield sufficient premium to cover our costs on a particular type of risk, we may determine not to underwrite that risk. It is our philosophy not to sacrifice profitability for premium growth.

Claims Management

Medical Professional Liability. Our strategy for handling medical professional liability claims combines a basic philosophy of vigorously defending against non-meritorious claims with an overall commitment to providing outstanding service to our insured physicians and hospitals. Our Claims department is responsible for claims investigation, establishment of appropriate case reserves for loss and loss adjustment expense, defense planning and coordination, working closely with attorneys engaged by us to defend a claim and negotiation of the settlement or other disposition of a claim. Our policies require us to provide a defense for our insureds in any suit involving a medical incident covered by the policy. The defense costs we incur are in addition to the limit of liability under the policy. Medical professional liability claims often involve the evaluation of highly technical medical issues, severe injuries and conflicting expert opinions.

We emphasize early evaluation and aggressive management of claims. When a claim is reported, a Claims department professional completes an initial evaluation and sets the initial reserve. As the discovery process continues, the reserve may be adjusted. We have established different levels of authority within the Claims department for settlement of claims.

Workers' Compensation. Our claims professionals are committed to exceptional service, aggressive claims management and timely claims settlement. We perform on-site reviews of customers who need special attention in claims reporting, internal accident investigation and job analysis/definition. We apply numerous techniques to reduce medical and indemnity costs and, as allowed by statute, we provide medical direction for injured workers. We encourage development of limited/light duty work for workers who can re-enter the workforce on a limited basis. All of this activity helps us reduce the cost of workers' compensation claims.

We apply an aggressive defense for all non-compensable claims. We encourage participation from the insured and maintain open communications with the policyholder and defense counsel throughout the life of the case. In defense of contested workers' compensation claims, our claims representatives work with pre-approved counsel who specialize in workers' compensation defense practice.

Our claims representatives are responsible for the outcome of each claim. Therefore, legal direction comes from the claim representative at all times. Most workers' compensation claims are handled outside formal trial proceedings. Of the small number of claims that do become contested, many are resolved prior to hearing.

Reinsurance

In accordance with industry practice, we cede to other insurance companies some of the potential liability under insurance policies we have underwritten. This practice, called reinsurance, helps us reduce our net liability on individual risks, stabilize our underwriting results and increase our underwriting capacity. As payment for sharing a portion of our risk, we are also required to share a part of the premium we receive on the related policies. We determine the amount and scope of reinsurance coverage to purchase each year based upon an evaluation of the risks accepted, consultations with reinsurance brokers and a review of market conditions, including the availability and pricing of reinsurance. Our reinsurance arrangements are generally renegotiated annually.

Under our primary professional liability reinsurance contract, the portion of the policyholder premium ceded to the reinsurers is "swing-rated," or experience rated on a retrospective basis. This swing-rated cession program is subject to a minimum and maximum premium range to be paid to the reinsurers in the future, depending upon the extent of losses actually paid by the reinsurers. We pay a deposit premium during the initial policy year. An additional liability, "retrospective premiums accrued under reinsurance treaties," is recorded to represent an estimate of net additional payments to be made to the reinsurers under the program, based on the level of loss and LAE reserves recorded. Our largest net insured amount on any medical professional liability risk is $500,000.

Our net retention in workers' compensation is also now $500,000, in states other than Minnesota. In Minnesota, insurers are required to obtain reinsurance from a state facility called the Workers' Compensation Reinsurance Association, or WCRA. Our current net retention on any one claim with respect to the WCRA is $660,000. To take advantage of emerging markets, we have also utilized quota share reinsurance in the recent past, where we share the premium and losses with the reinsurer.

The following table identifies our principal reinsurers, their percentage participation in our aggregate reinsured risk based upon amounts recoverable and their respective A.M. Best ratings as of December 31, 2001. A.M. Best classifies "A" and "A−" ratings as "Excellent" and "A++" and "A+" ratings as "Superior."

Other than the entities listed below, no single reinsurer's percentage participation in 2001 exceeded 5% of total amounts recoverable from reinsurers.

Reinsurer	A.M. Best Rating	Amounts Recoverable From Reinsurers	2001 Total Ceded Premiums Written	% of 2001 Amounts Recoverable From Reinsurers
		(dollars in thousands)		
Hannover Ruckversicherungs	A+	$19,332	$8,937	18.1%
General Reinsurance Corporation	A++	16,777	808	15.7%
Transatlantic Reinsurance Company	A++	12,737	6,412	12.0%
Gerling Global Reinsurance Corp.	A	10,593	5,826	9.9%
PMA Reinsurance Corporation	A−	8,882	34	8.3%
Employers Reinsurance Corporation	A++	7,785	308	7.3%
Converium Re	A+	7,438	61	7.0%

We annually review the financial stability of all of our reinsurers. This review includes a ratings analysis of each reinsurer participating in a reinsurance contract. On the basis of this review, as of December 31, 2001, we concluded that there was no material risk of not being paid by our reinsurers. We have not experienced any difficulties in collecting amounts due from reinsurers. We believe that our reinsurance is maintained with financially stable reinsurers and that any reinsurance security we have is adequate to protect our interests. However, our inability to collect on our reinsurance, or the inability of our reinsurers to make payments under the terms of reinsurance, due to insolvency or otherwise, could have a material adverse effect on our future results of operations and financial condition.

Loss and Loss Adjustment Expense Reserves

Our insurance subsidiaries are required by applicable insurance laws and regulations to maintain reserves for payment of losses and loss adjustment expenses for reported claims and for claims incurred but not reported, arising from policies that have been issued. Generally, these laws and regulations require that we provide for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. We are also required to maintain reserves on a physician's death, disability and retirement, or DD&R reserves, which are included in our loss reserves. The determination of reserves involves actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of such claims based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation and changing judicial theories of liability.

When a claim is reported to us, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon insurance reserving practices appropriate for the relevant line of business and on the experience and knowledge of the estimator regarding the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. Case reserves are periodically adjusted by the claims staff, as more information becomes available. The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process and does not represent an exact calculation of that liability. We do not discount our reserves to recognize the time value of money. We maintain reserves for claims incurred but not reported to provide for future reporting of already incurred claims and developments on reported claims. The reserve for claims incurred but not reported is determined based on historical loss trends.

We compute our estimated liability using principles and procedures applicable to the lines of business written. There can be no assurance that losses will not exceed our loss reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made. As required by insurance regulatory authorities, we receive a statement of opinion by an independent consulting actuary concerning the adequacy of statutory reserves. The results of these actuarial studies have consistently indicated that our reserves are adequate.

The following table provides a reconciliation, prepared in accordance with generally accepted accounting principles, of beginning and ending loss and loss adjustment expenses reserve balances for the years ended December 31, 2001, 2000 and 1999.

	Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Balance, beginning of year	$483,273	$457,072	$422,987
Reinsurance balance recoverable	(69,319)	(63,490)	(51,005)
Net balance, beginning of year	413,954	393,582	371,982
Incurred related to:			
Current year	228,848	164,997	150,702
Prior years	29,000	(11,479)	(19,753)
Total incurred	257,848	153,518	130,949
Paid related to:			
Current year	41,693	49,243	23,973
Prior years	124,554	83,903	85,376
Total paid	166,247	133,146	109,349
Net balance, end of year	505,555	413,954	393,582
Reinsurance balance recoverable	91,491	69,319	63,490
Balance, end of period	$597,046	$483,273	$457,072

During 2001, we encountered adverse development on our prior year loss reserves. This was the result of a significant increase in reported losses in the second half of 2001. Losses on prior accident years were up in our Ohio, Florida and Kentucky medical professional liability markets and were caused primarily by a dramatic increase in loss severity. In addition, current accident year losses in some of our newer medical professional liability markets (Ohio and Florida) and workers compensation markets (Iowa, Illinois, and Kentucky) developed much higher than originally estimated.

The following table shows the development of the net liability for unpaid loss and loss adjustment expenses from 1992 through 2001. The top line of the table shows the original estimated liabilities at the balance sheet date, including losses incurred but not yet reported. The upper portion of the table shows the cumulative amounts subsequently paid as of successive years with respect to the liability. The lower portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as claims settle and more information becomes known about the ultimate frequency and severity of claims for individual years. The redundancy (or deficiency) exists when the re-estimated liability at each December 31 is less (or greater) than the prior liability estimate. The "cumulative redundancy" (or deficiency) depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

The volatility of professional liability claim frequency and severity makes the prediction of the ultimate loss very difficult. Likewise, the long time frame for professional liability claims to develop and be paid further complicates the reserving process.

	At Year Ended December 31,									
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
	(dollars in thousands)									
Liability for unpaid losses and loss adjustment expenses net of reinsurance recoverable	$331,119	$328,436	$341,254	$334,264	$346,455	$352,836	$371,982	$393,582	$413,954	$505,555
Cumulative net paid as of:										
End of year	49,911	57,110	59,982	47,113	69,750	86,703	85,290	95,471	124,479	
Two years later	95,506	97,424	93,724	89,260	134,184	152,656	146,497	182,541		
Three years later	116,038	126,220	122,509	122,734	181,144	188,665	198,774			
Four years later	129,027	137,667	142,127	148,000	205,824	215,426				
Five years later	141,781	149,443	154,716	158,041	219,944					
Six years later	149,291	155,556	160,204	165,250						
Seven years later	153,323	159,325	165,133							
Eight years later	157,282	161,385								
Nine years later	158,920									
Re-estimated net liability as of:										
End of year	295,684	304,888	300,626	273,025	324,233	327,542	350,114	383,004	435,069	
Two years later	271,481	269,571	251,083	259,103	302,696	314,613	334,827	373,400		
Three years later	243,745	235,507	239,185	238,572	291,406	290,490	313,248			
Four years later	212,275	221,633	221,973	221,226	267,788	273,982				
Five years later	207,953	207,074	207,930	196,949	258,838					
Six years later	195,612	194,432	187,451	192,521						
Seven years later	187,735	178,551	185,398							
Eight years later	173,278	176,827								
Nine years later	172,238									
Net cumulative (deficiency) redundancy	158,881	151,609	155,856	141,743	87,617	78,854	58,734	20,182	(21,115)	
Gross liability — end of year		352,091	367,332	359,330	392,626	407,746	422,987	457,072	483,273	597,046
Reinsurance recoverables		23,655	26,078	25,066	46,171	54,910	51,005	63,490	69,319	91,491
Net liability — end of year		$328,436	$341,254	$334,264	$346,455	$352,836	$371,982	$393,582	$413,954	$505,555
Gross re-estimated liability — latest		$189,695	$194,486	$200,682	$301,089	$331,329	$388,431	$451,323	$522,538	
Reestimated reinsurance recoverables — latest		12,868	9,088	8,162	42,251	57,347	75,183	77,923	87,469	
Net re-estimated liability — latest		$176,827	$185,398	$192,521	$258,838	$273,982	$313,248	$373,400	$435,069	
Gross cumulative (deficiency) redundancy		$162,396	$172,846	$158,648	$ 91,537	$ 76,417	$ 34,556	$ 5,749	$(43,600)	

In evaluating the information in the table above, it should be noted that each column includes the effects of changes in amounts for prior periods. The table does not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

Statutory accounting principles require reserves to be reported on a net basis, i.e., after reinsurance. Generally accepted accounting principles require reserves to be reported on a gross basis, i.e., before reinsurance, with a corresponding asset established for the reinsurance recoverable. When compared on either a gross or net basis, our statutory and GAAP reserves are identical.

Investments

An important component of our operating results has been the total return on invested assets. Our investment objectives are primarily to maximize current returns, in addition to generating long-term capital appreciation that can ultimately be converted to current income. We are pursuing these objectives while maintaining safety of capital together with adequate liquidity for our insurance operations. All of our investment securities are classified as available for sale in accordance with Statement of Financial Accounting Standards No. 115. As of December 31, 2001, 98% of our investment portfolio, which consisted of fixed income securities, investment real estate, mortgage loans and short-term investments, was investment grade. The fixed income portfolio is managed by one of our subsidiaries. For additional information regarding our investment results, see Note 5 of the Notes to Consolidated Financial Statements contained elsewhere in this report.

Competition

The insurance industry is highly competitive. We compete with numerous insurance companies and various self-insurance mechanisms. Many of our competitors have considerably greater financial resources and higher A. M. Best Company ratings than we have, particularly our competitors in workers' compensation lines. We believe that the principal competitive factors in all of our lines are service quality, name recognition, breadth and flexibility of coverages, financial stability and, to a lesser degree, price. We believe we compare favorably to many of our competitors based on our excellent service to customers, our close relationship with the medical community, primarily through various medical societies which affords us a high degree of name recognition, our ability to customize product features and programs to fit the needs of our customers and our long history of financial stability.

Segment Information

See Note 20 of the Notes to Consolidated Financial Statements contained elsewhere in this report for information regarding our business segments. Such information is incorporated herein by reference.

Insurance Regulatory Matters

General. Insurance companies are subject to supervision and regulation relating to numerous aspects of their business and financial condition in the states in which they transact business. The nature and extent of such regulation vary from jurisdiction to jurisdiction. Our Michigan insurance companies, for example, are subject to supervision and regulation by the Office of Financial and Insurance Services for the State of Michigan, or OFIS, which establishes standards of solvency, licenses insurers and agents, establishes guidelines for investments by insurers, reviews premium rates, reviews the provisions which insurers must make for current losses and future liabilities, reviews transactions involving a change in control and requires the filing of periodic reports relating to financial condition. In addition, state regulatory examiners, including the OFIS, perform periodic examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than shareholders.

Our insurance subsidiaries together write insurance in 18 states and are licensed to write insurance in a total of 33 states. Our current focus of operations is on our existing states. However, we continue to expand our geographic capabilities beyond the states where we currently write coverage, by adding licenses when appropriate to allow for future growth.

Holding Company Regulation. Most states, including Michigan, have enacted legislation that regulates insurance holding company systems such as ours. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws permit the OFIS or any other relevant insurance departments to examine APCapital and its insurance subsidiaries at any time, to require disclosure of material transactions between APCapital and its insurance subsidiaries, and to require prior approval of sales or purchases of a material amount of assets and the payment of extraordinary dividends.

Holding company laws also limit the amount of dividends payable by insurance subsidiaries to the parent company. Under Michigan law, the maximum dividend that may be paid to APCapital from its insurance subsidiaries during any twelve-month period without prior approval of the OFIS is the greater of 10% of APAssurance's statutory surplus, as reported on the most recent annual statement filed with the OFIS, and the net income of APAssurance for the period covered by such annual statement. At December 31, 2001, the amount available for payment of dividends without the prior approval of the OFIS was approximately $12.3 million.

Change of Control. The Michigan Insurance Code requires that the OFIS receive prior notice of and approve a change of control for either APAssurance or APCapital. The Michigan Insurance Code contains a complete definition of "control." In simplified terms, a person, corporation, or other entity would obtain "control" of APAssurance or APCapital if they possessed, had a right to acquire possession, or had the power to direct any other person acquiring possession, directly or indirectly, of 10% or more of the voting securities of either company. In addition, our plan of conversion provides that no one may acquire more than 5% of the common shares outstanding of APCapital before December 13, 2005 without OFIS approval. To obtain approval for a change of control, the proposed acquiror must file an application with the OFIS containing detailed information such as the identity and background of the acquiror and its affiliates, the sources of and amount of funds to be used to effect the acquisition, and financial information regarding the proposed acquiror. Insurance laws of other states applicable to our insurance subsidiaries have similar requirements.

Risk-Based Capital Requirements. In addition to state-imposed insurance laws and regulations, the OFIS administers the requirements adopted by the National Association of Insurance Commissioners, or NAIC, that require insurance companies to calculate and report information under a risk-based formula that attempts to measure capital and surplus needs based on the risks in a company's mix of products and investment portfolio. Under the formula, we first determine our risk-based capital base level by taking into account risks with respect to our assets and underwriting risks relating to our liabilities and obligations. We then compare our "total adjusted capital" to the base level. Our "total adjusted capital" is determined by subtracting our liabilities from our assets in accordance with rules established by the OFIS. A ratio of total adjusted capital to risk-based capital of less than 2.0 may give rise to enhanced regulatory scrutiny or even a regulatory takeover of the insurer, depending on the extent to which the ratio is less than 2.0.

The ratio for our primary insurance subsidiary, APAssurance, has always exceeded 2.0 in the past, but there can be no assurance that the requirements applicable to APAssurance will not increase in the future. As of December 31, 2001, APAssurance's risk-based capital base level was $43.3 million and its total adjusted capital was $176.8 million, for a ratio of 4.1.

IRIS Requirements. The NAIC has also developed a set of financial ratios, referred to as the Insurance Regulatory Information System, or IRIS, for use by state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range of values for each of the IRIS financial ratios. Generally, an insurance company will become the subject of increased scrutiny when four or more of its IRIS ratio results fall outside the range deemed acceptable by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratio results outside the acceptable range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. For 2001, our results on a consolidated basis were within the acceptable range for all IRIS tests. The NAIC does not compute IRIS ratios on a consolidated basis. However, none of our insurance subsidiaries had more than two ratios outside the acceptable range for 2001.

Guaranty Fund. We participate in various guaranty associations in the states in which we write business, which protects policyholders and claimants against losses due to insolvency of insurers. When an insolvency occurs, the associations are authorized to assess member companies up to the amount of the shortfall of funds, including expenses. Member companies are assessed based on the type and amount of insurance written during the previous calendar year.

We make accruals for our portion of assessments when we become aware of any possible assessments by the associations.

Employees

As of December 31, 2001, we had 226 employees. None of the employees are covered by a collective bargaining unit and we believe that employee relations are good.

Uncertainties Relating To Forward-Looking Statements

We make forward-looking statements in this report and may make such statements in future filings with the Securities and Exchange Commission. We may also make forward-looking statements in our press releases or other public or shareholder communications. Our forward-looking statements are subject to risks and uncertainties and include information about our expectations and possible or assumed future results of our operations. When we use any of the words "believes," "expects," "anticipates," "estimates" or similar expressions, we are making forward-looking statements.

We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all of our forward-looking statements. While we believe that our forward-looking statements are reasonable, you should not place undue reliance on any such forward-looking statements, which speak only as of the date made. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Factors that might cause such a difference include the following:

- If we establish inadequate loss and loss adjustment expense reserves, or if they develop less favorably than in the past, our profitability may decline.
- Substantial jury awards against our insureds could impose liability on us exceeding our policy limits or the funds we have reserved for the payment of claims.
- If the marketplace puts pressure on pricing increases, we may not be able to obtain expected rate increases.
- If competitive or other conditions change, our revenues may decrease or our expenses may increase so that our business is no longer profitable.
- If we experience substantial change in claims frequency or severity patterns, our profitability may decline.
- Changes in the health care industry could reduce the size of our premiums and the number of customers buying our insurance.
- We may be unable to obtain adequate and affordable reinsurance coverage from creditworthy reinsurers, which would increase our risk and restrict our ability to offer insurance at competitive rates and coverage limits.
- The concentration of our business in Michigan leaves us vulnerable to various factors specific to that state.
- If actions relating to the conversion are legally challenged, we may not be able to implement our business plan.
- Although our strategy for growth includes expansion and diversification of our insurance products, there is no assurance that this strategy will be successful.
- If our current relationship with medical associations and physicians does not continue, our ability to market our products and compete successfully may be harmed.
- An interruption or change in our relationship with an insurance sales agency which is principally owned by our President and Chief Executive Officer could reduce our insurance premiums and net income. This agency accounts for substantially more of our medical professional liability premiums written than

any other agency. However, the commission rates we pay to this agency are somewhat less than we pay to other agents.

- If any of the member companies in the various guaranty associations in which we participate were to become insolvent, we could be assessed by the relevant association in an amount which could materially affect the financial condition of the Company.
- We may not be able to implement our strategy of successfully completing future acquisitions, and completed acquisitions may lead to unexpected liabilities.
- If our president and chief executive officer does not continue in that role, our financial performance may decline.
- If we fail to comply with insurance industry regulations, or if those regulations become more burdensome to us, we may not be able to operate profitably.
- A reduction in our A.M. Best Company rating could make it more difficult for us to sell our products.
- We may be unable to obtain anticipated processing efficiencies, which may negatively affect our profitability.
- Changes in prevailing interest rates and other negative changes in financial market conditions may reduce our revenues, cash flows or assets.
- A downturn in general economic conditions or significant increase in inflation in the markets in which we compete could negatively affect our profitability.

Other factors not currently anticipated by management may also materially and adversely affect our results of operations. Except as required by applicable law, we do not undertake any obligation to publicly update or alter any forward-looking statements whether as a result of new information, events or circumstances occurring after the date of this report or otherwise.

ITEM 2. PROPERTIES

We own our home office in East Lansing, Michigan which comprises approximately 89,000 square feet. In addition, we lease office space as needed in our major markets to provide a local presence. Our leases tend to be approximately five years in length. We currently lease a total of approximately 88,000 square feet of space in East Lansing, Michigan; Chicago, Illinois; Louisville, Kentucky; Boca Raton, Florida; Eden Prairie, Minnesota; Las Vegas, Nevada; and Albuquerque, New Mexico. We also own various real estate investment properties as part of our investment portfolio.

ITEM 3. LEGAL PROCEEDINGS

We are not currently subject to any material litigation. Though we have many routine litigation matters in the ordinary course of our insurance business, we do not expect these cases to have a material adverse effect on our financial condition and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of shareholders during the fourth quarter of 2001.

ITEM 5. MARKET PRICE FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has traded on the Nasdaq Stock Market's National Market under the symbol ACAP since December 8, 2000. Prior to that time, there was no public market for our stock. The following table sets forth the high and low sales price per share of the common stock as reported on the Nasdaq Stock Market for the periods indicated.

	Sale Price	
	High	Low
2001		
October 1 — December 31, 2001	$23.60	$14.70
July 1 — September 30, 2001	22.95	18.02
April 1 — June 30, 2001	20.69	16.50
January 1 — March 31, 2001	20.44	15.63
2000		
December 8 — December 31, 2000	$17.75	$13.44

We have never paid a cash dividend and currently do not intend to pay cash dividends in the future. Our ability to pay dividends may be contingent on the receipt of cash dividends from our subsidiaries. The payment of any dividends from our insurance subsidiaries to APCapital is subject to a number of regulatory conditions described above under "Item 1. Business — Insurance Regulatory Matters."

As of March 1, 2002, there were approximately 300 shareholders of record of our common stock, based on the records of our transfer agent.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data, other than the selected statutory data, are derived from our consolidated financial statements which were prepared in accordance with generally accepted accounting principles. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this report. The selected statutory data are derived from our annual statements which were prepared in accordance with statutory accounting practices as required by insurance regulatory authorities. See Note 19 of the consolidated financial statements included under Item 8 for a discussion of the principal differences between GAAP and statutory accounting practices.

	At or For the Year Ended December 31,				
	2001	2000	1999(a)	1998	1997(b)
	(dollars in thousands, except per share data)				
Revenue:					
Direct premiums written	$ 230,765	$203,169	$189,647	$160,305	$129,593
Net premiums written	208,779	187,076	158,028	147,801	110,776
Net premiums earned	$ 202,371	$180,342	$148,656	$136,995	$106,764
Investment income	47,883	36,784	30,539	29,451	28,817
Realized (losses) gains	(5,651)	1,164	1,849	9,540	1,687
Other income	546	2,428	6,676	2,832	1,757
Total revenues and other income	245,149	220,718	187,720	178,818	139,025
Losses and Expenses:					
Losses and loss adjustment expenses	257,848	153,518	130,949	122,053	88,418
Underwriting expenses	45,111	42,158	40,037	38,455	30,798
Investment expense	1,788	2,978	3,283	2,943	2,283
Interest expense	400	716	565	791	343
Amortization expense	2,514	2,328	1,177	906	183
Other expense	4,718	2,275	1,739	1,206	1,122
Total losses and expenses	312,379	203,973	177,750	166,354	123,147
(Loss) income from operations before federal income tax (benefit) expense	(67,230)	16,745	9,970	12,464	15,878
Federal income tax (benefit) expense	(23,450)	4,800	(23,759)	3,400	4,829
Net (loss) income	$ (43,780)	$ 11,945	$ 33,729	$ 9,064	$ 11,049
Net (loss) income per common share — basic(c)	$ (3.95)	$ 0.07			
Net (loss) income per common share — diluted(c)	$ (3.95)	$ 0.07			
Balance Sheet data (at year end):					
Total cash and investments	$ 752,508	$762,023	$541,894	$548,665	$521,469
Total assets	1,038,917	977,976	794,390	715,596	677,529
Total liabilities	731,952	608,551	585,604	526,844	501,137
Total equity	306,965	369,425	208,786	188,752	176,392
GAAP Ratios:					
Loss ratio	127.4%	85.1%	88.1%	89.1%	82.8%
Underwriting expense ratio	22.3	23.4	26.9	28.1	28.8
Combined ratio	149.7	108.5	115.0	117.2	111.6
Operating ratio	126.9	89.8	96.7	97.8	86.8

	At or For the Year Ended December 31,				
	2001	2000	1999(a)	1998	1997(b)
	(dollars in thousands, except per share data)				
Statutory Data:					
Loss ratio	131.1%	85.2%	88.0%	89.4%	82.8%
Underwriting expense ratio	24.3	24.7	29.2	27.0	28.0
Combined ratio	155.4	109.9	117.2	116.4	110.8
Surplus	$ 203,069	$246,089	$179,829	$144,541	$133,715
Ratio of statutory net premiums written to surplus	1.03	0.76	0.88	1.02	0.83

(a) Operating results for the year ended December 31, 1999 include the effects of a one-time settlement with the Internal Revenue Service. Without this settlement, net income for the year ended December 31, 1999 would have been approximately $4.6 million.

(b) APAssurance's mergers with New Mexico Physicians Mutual Insurance Company and State Mutual Insurance Company in 1997 were accounted for under the pooling method of accounting.

(c) The weighted average shares outstanding for the period from December 13, 2000, the date of the closing of the conversion, through December 31, 2000 were 11,134,981 basic common shares and 11,260,797 common shares assuming dilution. The weighted average shares outstanding for the year ended December 31, 2001, were 11,071,529 basic common shares. As the Company was in a net loss position for the year ended December 31, 2001, no effect of awards or options were calculated as the impact would be anti-dilutive. There were no cash dividends declared during the periods presented.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this report. The following discussion contains certain forward-looking statements relating to our anticipated future financial condition and operating results and our current business plans. These forward-looking statements represent our outlook only as of the date of this report. While we believe any forward-looking statements we have made are reasonable, actual results could differ materially since the statements are based on our current expectations and are subject to risks and uncertainties. These risks and uncertainties are detailed elsewhere in this report and from time to time in other reports filed by the Company with the Securities and Exchange Commission. See the disclosures under "Item 1 — Business — Uncertainties Relating to Forward-Looking Statements."

Overview

We are a leading provider of medical professional liability insurance coverage, writing this coverage in 14 states throughout the country. This insurance coverage protects physicians and other health providers from claims filed against them for alleged acts of medical malpractice. Medical professional liability insurance represented 64.7% of our direct premiums written in 2001. In addition, we write workers' compensation insurance in 13 states, insuring a variety of business classes. During 2001, we also provided a limited amount of general personal and commercial coverage and participated in a health insurance program.

Our policy liability limits vary by line and state. In workers' compensation insurance, state statutes dictate the coverage we offer our policyholders. For medical professional liability insurance, most states allow physicians to choose their own coverage limits. The limits of liability purchased by our medical professional liability policyholders differ by state. In Michigan and New Mexico, the most common limits purchased by our policyholders are $200,000 per claim, with a $600,000 annual aggregate ($200,000/$600,000). In Florida, the most common limits purchased is $250,000/$750,000. In all other states, the most common limit purchased is $11,000,000 per claim, with an $11,000,000 annual aggregate. Higher limits and excess coverage may be written in conjunction with special reinsurance arrangements.

We purchase reinsurance to limit risk on our individual exposures, stabilize underwriting results and increase our capacity to write insurance. By purchasing reinsurance, we transfer a portion of our loss exposure to a reinsurer. Purchasing reinsurance does not discharge us from our obligation to our insureds. If the reinsurer fails to meet its obligations, we remain liable to pay the insured. We have various reinsurance agreements in place. In general, we retain the first $500,000 of a claim; reinsurers pay amounts in excess of $500,000 per claim.

We annually review the financial stability of all of our reinsurers. This review includes a ratings analysis of each reinsurer participating in a reinsurance contract. On the basis of this review, as of December 31, 2001, we concluded that there was no material risk of not being paid by our reinsurers. We have not experienced any material difficulties in collecting amounts due from reinsurers. We believe that our reinsurance is maintained with financially stable reinsurers and that any reinsurance security we have is adequate to protect our interests. However, our inability to collect on our reinsurance, or the inability of our reinsurers to make payments under the terms of reinsurance, due to insolvency or otherwise, could have a material adverse effect on our future results of operations and financial condition.

Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect amounts reported in the accompanying consolidated financial statements and related footnotes. These estimates and assumptions are evaluated on an on-going basis based on historical developments, market conditions, industry trends and other information we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions, and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. The following policies are those we believe to be the most sensitive to estimates and judgments. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements.

Unpaid losses and loss adjustment expenses. The reserves for unpaid losses and loss adjustment expenses are actuarially estimated using the Company's claim experience. These estimates are subject to the effects of trends in loss severity and frequency. When a claim is reported to us, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon insurance reserving practices appropriate for the relevant line of business, and on the experience and knowledge of the estimator regarding the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. Case reserves are periodically adjusted by the claims staff, as more information becomes available.

The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process and does not represent an exact calculation of that liability. We do not discount our reserves to recognize the time value of money. We maintain reserves for claims incurred but not reported to provide for future reporting of already incurred claims and developments on reported claims. The reserve for claims incurred but not reported is determined based on historical loss trends. Although considerable variability is inherent in such estimates, we believe that the reserve for unpaid losses and loss adjustment expenses is adequate. The methodology for making such estimates and establishing the resulting liabilities is continually reviewed, and any adjustments are reflected as an expense in the period in which the adjustment is made.

Investments. Investments represent our largest asset and are the primary source of funds to pay insurance claims. All of our fixed maturity securities are classified as available-for-sale, which are those securities that would be available to be sold in the future in response to our liquidity needs, changes in market interest rates and asset-liability management strategies. Available-for-sale securities are reported at their estimated fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income, net of deferred taxes. Investment income includes amortization of premium and accrual of discount on the yield-to-maturity method relating to investments acquired at other than par value.

Equity securities are carried at quoted market values. Fair values of fixed maturities and equity securities are determined on the basis of dealer or market quotations or comparable securities on which quotations are available. Mortgage loans are carried at the unpaid principal balance which approximates the fair market value as they bear current market interest rates. Real estate is carried at historical cost, less accumulated depreciation. We periodically review the investment portfolio for any potential credit quality or collection issues and for any securities with respect to which we consider any decline in market value to be other than temporary. Investments which are considered impaired are written down to their estimated net realizable value. Realized gains or losses on sales or maturities of investments are determined on a specific identification basis and are credited or charged to income.

Reserve for extended reporting period claims. The reserve for extended reporting period claims coverage is recorded during the term of the original claims-made policy, utilizing the pure-premium approach, in amounts believed to be adequate to pay for estimated future claims reported subsequent to a current policyholder's death, disability or retirement. Amounts are estimated on a basis similar to the estimates made in respect of the reserve for unpaid losses and loss adjustment expenses. Changes in this reserve are reflected as an expense in the period in which the adjustment is made.

Reinsurance. In accordance with industry practice, we cede to other insurance companies some of the potential liability under insurance policies we have underwritten. This practice, called reinsurance, helps us reduce our net liability on individual risks, stabilize our underwriting results and increase our underwriting capacity. As payment for sharing a portion of our risk, we are also required to share a part of the premium we receive on the related policies. We determine the amount and scope of reinsurance coverage to purchase each year based upon an evaluation of the risks accepted, consultations with reinsurance brokers and a review of market conditions, including the availability and pricing of reinsurance. Our reinsurance arrangements are generally renegotiated annually.

Reinsurance premiums and losses related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies are reported as a reduction of premium income. Reinsured losses incurred are reported as a reduction of gross losses incurred.

Key Ratios By Product

Set forth below are our GAAP ratios by product line for each of the last three years. The loss ratio compares our losses and loss adjustment expenses to our net premiums earned and indicates how much we expect to pay to policyholders for claims and related settlement expenses compared to the amount of premiums we earn. The lower the percentage, the more profitable our insurance business. The underwriting expense ratio compares our expenses to obtain new business and renew existing business plus normal operating expenses to our net premiums earned and is used to measure how efficient we are at obtaining business and operating the company. The lower the percentage, the more efficient we are. Sometimes, however, a higher underwriting expense can result in better business and improve our loss ratio and overall profitability. The combined ratio compares the sum of our underwriting expense ratio and our loss ratio. The lower the percentage, the more profitable our insurance business is. This ratio excludes the effects of investment income.

	For the Year Ended December 31,		
	2001	2000	1999
Loss ratios:			
Medical professional liability	140.9%	87.6%	86.5%
Workers' compensation	107.4	80.3	79.5
Health	98.7	90.6	199.3
Other	143.2	76.7	81.9
Total	127.4	85.1	88.1
Underwriting expense ratios:			
Medical professional liability	19.5%	18.8%	23.0%
Workers' compensation	28.1	28.3	33.5
Health	22.5	33.2	23.1
Other	21.8	35.8	41.3
Total	22.3	23.4	26.9
Combined ratios:			
Medical professional liability	160.4%	106.4%	109.5%
Workers' compensation	135.5	108.6	113.0
Health	121.2	123.8	222.4
Other	165.0	112.5	123.2
Total	149.7	108.5	115.0

Results of Operations — 2001 Compared to 2000

Medical Professional Liability Insurance Operations. Medical professional liability net premiums earned were $119.7 million for the year ended December 31, 2001, an increase of $10.2 million, or 9.3%, compared to 2000. The increase in net premiums earned was mainly due to price increases and reduced discounts we instituted in all states. Also, we experienced greater penetration of the Florida and Illinois markets. However, these factors were offset by the reduction in the number of insured physicians in Ohio and Kentucky due to re-underwriting efforts. We are currently seeking regulatory approval of significant additional rate increases.

Medical professional liability incurred loss and loss adjustment expenses totaled $168.6 million for the year ended December 31, 2001, an increase of $72.6 million, or 75.6%, compared to 2000. The incurred loss and loss adjustment expense ratio increased to 140.9% for the year ended December 31, 2001 from 87.6% for 2000. The increase in loss ratio was due primarily to reserve adjustments taken in the third and fourth quarters, which related to prior accident years and revisions made to current year expected losses. Due to the unexpected significant increase in reported losses and claim severity primarily in our newer markets in the third quarter of 2001, including an unusually high frequency of large claims, we undertook and completed a comprehensive internal actuarial study. As a result of this study, we revised the actuarial assumptions upon which loss reserves are based and adjusted loss reserves accordingly.

The reserve adjustments included a total of approximately $22.7 million increase on prior accident years, primarily the 1999 and 2000 years. In addition, the current accident year loss estimates were increased to approximately $145.9 million to reflect our revised assumptions regarding loss development patterns. The adjustments were made primarily as a result of losses in our Ohio, Florida and Kentucky medical professional liability markets. Ohio and Florida are relatively new markets for us and have higher policy limits. Thus, actual loss development can be volatile and difficult to predict. With these revised loss assumptions, the 2001 accident year net loss and loss adjustment expense ratio is 121.9%. We discontinued offering higher policy limits in Ohio and Florida in the third quarter of 2001.

Medical professional liability underwriting expenses were $23.3 million for the year ended December 31, 2001, an increase of $2.7 million, or 13.1%, compared to 2000. The underwriting expense ratio was 19.5% for the year ended December 31, 2001, compared to 18.8% for 2000. This increase was due primarily to the growth of premiums in states where we pay higher commissions than we pay in Michigan, where we have an arrangement with SCW Agency Group, Inc. where we pay commissions at rates that are lower than market. Our President and Chief Executive Officer is the principal owner of SCW Agency Group, Inc. In addition, we recorded the maximum ceded premium on all affected swing-rated reinsurance treaties due to the higher losses, which amounted to a $6.3 million increase in ceded premiums.

Workers' Compensation Insurance Operations. Workers' compensation net premiums earned were $58.4 million for the year ended December 31, 2001, an increase of $11.4 million, or 24.3%, compared to 2000. The increase in net premiums earned was due primarily to retroactive premium adjustments and reduced credits following audits, as well as growth in the number of policies written in the states of Minnesota, Illinois and Indiana. We are seeking regulatory approval of significant additional rate increases.

Workers' compensation incurred loss and loss adjustment expenses totaled $62.7 million for the year ended December 31, 2001, an increase of $25.0 million, or 66.3%, compared to 2000. The incurred loss and loss adjustment expense ratio increased to 107.4% for the year ended December 31, 2001 from 80.3% for 2000. The increasing loss ratio was due to an overall pattern of increasing losses, especially in our newer states, Illinois, Iowa and Kentucky, where we have less historical data on which to base our estimates. As a result of these high loss patterns, we increased our prior year reserves in almost all markets by a total of $5.6 million. The current accident year loss estimates were increased to $57.1 million, primarily in the markets noted above. After these adjustments, the 2001 accident year net loss and loss adjustment expense ratio is 97.8%.

Workers' compensation underwriting expenses were $16.4 million for the year ended December 31, 2001, an increase of $3.1 million, or 23.3%, compared to 2000. The underwriting expense ratio decreased to 28.1% for the year ended December 31, 2001, from 28.3% for 2000. The decrease resulted primarily from our expense reduction initiatives, lower assessments and fees, and premium increases.

Health Insurance Operations. Health net premiums earned were $18.7 million for the year ended December 31, 2001, an increase of $7.6 million, or 68.5%, compared to 2000. The increase was due to one health insurance program through a preferred provider organization in western Michigan. We discontinued all of our other health insurance programs during 2001.

Health incurred loss and loss adjustment expenses totaled $18.4 million for the year ended December 31, 2001, an increase of $8.4 million or 84.0%, compared to 2000. The incurred loss and loss adjustment expense ratio increased to 98.7% for the year ended December 31, 2001, from 90.6% for 2000. The increase in loss ratio was due to overall increases in health care costs, primarily in the state of Michigan. We are increasing health insurance premium rates to offset these higher health loss costs.

Health underwriting expenses were $4.2 million for the year ended December 31, 2001, an increase of $500,000, or 13.5%, compared to 2000. The underwriting expense ratio decreased to 22.5% for the year ended December 31, 2001 from 33.2% for 2000. The reduction was directly related to our expense reduction initiatives and premium increases.

Personal And Commercial Lines Insurance Operations. Personal and commercial net premiums earned were $5.7 million for the year ended December 31, 2001, a decrease of $7.1 million, or 55.5%, compared to 2000. The decrease was due to our exiting this line of business. There will be no premiums in future periods.

Personal and commercial incurred loss and loss adjustment expenses totaled $8.1 million for the year ended December 31, 2001, a decrease of $1.7 million or 17.3%, compared to 2000. The incurred loss and loss adjustment expense ratio increased to 143.2% for the year ended December 31, 2001, from 76.7% for 2000. The increasing loss ratio was due primarily to a higher amount of winter storm-related losses in 2001 and the adverse effects of discontinuing this line of business.

Personal and commercial underwriting expenses were $1.2 million for the year ended December 31, 2001, a decrease of $3.4 million, or 73.9%, compared to 2000. The underwriting expense ratio decreased to 21.8% for the year ended December 31, 2001 from 35.8% for 2000. The reduction was directly related to our exit from this line of business beginning in the fourth quarter of 2000.

Corporate, Investments And Other. Net investment income, excluding realized investment gains and losses, was $47.9 million for the year ended December 31, 2001, an increase of $11.1 million, or 30.2%, compared to 2000. Approximately $7.8 million of the annual increase is attributable to investment of the proceeds of our initial public offering received in December 2000. In addition, in 2000 we liquidated approximately $35.0 million in equity securities, invested the proceeds in interest income producing government and corporate bonds and shifted some of our portfolio from tax-exempt securities to higher yielding taxable corporate securities. Net realized losses and gains were ($5.6 million) and $1.2 million during the year ended December 31, 2001 and 2000, respectively. Approximately $6.0 million of the 2001 loss was attributable to a security whose decline in market value in 2001 we considered to be other than temporary. We maintain a portfolio of cash and short-term investments to meet operating cash needs, fund the share repurchase programs and fund potential acquisitions. Recent reductions in short-term interest rates have reduced the yields generated by this portfolio.

Our general and administrative expenses increased $1.4 million to $2.2 million during the year ended December 31, 2001 compared to the prior year. The increase was primarily due to new costs incurred by the holding company becoming publicly traded in December 2000. These costs include stock market listing fees, investor relations fees, shareholder meeting costs and securities reporting expenses. We expect the general and administrative expenses for 2001 to be more representative of continuing operations.

We incurred an additional restructuring charge of $2.5 million in 2001. The elimination of nine staff members located in our now closed Michigan personal and commercial branch office resulted in $567,000 of this charge. The remainder of the charge was related to severance costs incurred in the elimination of 11 staff members at our East Lansing home office in the Information Systems department and Senior Management. These actions were taken as part of an overall corporate restructuring. The expected annual savings for the entire restructuring is $1.4 million. At December 31, 2001, there was $1,130,000 accrued for restructuring charges that was paid in January 2001.

We recorded $23.5 million in federal income tax benefit for the year ended December 31, 2001, compared to a $4.8 million expense during 2000, due to the loss for 2001. The effective tax rate was 34.9% for the year ended December 31, 2001, compared to 28.7% for 2000. The 2000 effective tax rate was lower due to the greater impact of tax exempt interest.

On March 9, 2002, new tax laws extended the net operating loss carryback period from two years to five years. As a result, approximately $12.4 million of the Company's net operating loss carryforward at December 31, 2001 will be utilized to recover taxes previously paid in tax years 1996, 1997, and 1998. This additional loss carryback will result in an increase to the reported federal income taxes recoverable with a corresponding decrease in deferred federal income taxes in the first quarter of 2002.

Results of Operations — 2000 Compared to 1999

Medical Professional Liability Insurance Operations. Net premiums earned increased by $13.2 million, or 13.7%, to $109.5 million in 2000. This increase reflects the increase in direct premiums written and changes in our reinsurance program, primarily eliminating the 50% quota share arrangement in Florida.

Losses and loss adjustment expenses increased $12.7 million, or 15.2%, to $96.0 million in 2000. The 2000 reported loss ratio was 87.6% compared to 86.5% in 1999. The accident year loss ratio, which excludes the effects of prior year developments of loss reserves, was 95.6% in 2000 compared to 107.0% in 1999. The medical professional liability loss ratio increase was due to higher losses in some of our newer markets, particularly Ohio and Florida.

Medical professional liability policy acquisition and underwriting expenses were $20.6 million in 2000 compared to $22.2 million in 1999. As a percentage of premiums earned, the medical professional liability underwriting expense ratio decreased to 18.8% in 2000 from 23.0% in 1999. This decrease was due primarily to expense reduction measures that we began implementing in the fourth quarter of 1999 and the acquisition of the management company in 1999.

Workers' Compensation Insurance Operations. Net premiums earned increased by $10.2 million, or 27.7%, to $47.0 million in 2000. The majority of this increase was in the Minnesota market.

Losses and loss adjustment expense increased $8.5 million, or 29.1% to $37.7 million in 2000. The loss ratio was 80.3% in 2000 compared to 79.5% in 1999. The increase in loss ratio was the result of increased losses, partially offset by rate increases.

Workers' compensation underwriting expenses were $13.3 million in 2000 compared to $12.3 million in 1999. As a percentage of premiums earned, the underwriting expense ratio decreased to 28.3% in 2000, from 33.5% in 1999. This decrease was also due to the expense reduction measures that we began implementing in the fourth quarter of 1999, including the closing of our Indianapolis workers' compensation service office.

Health Insurance Operations. Health net premiums earned were $11.1 million for the year ended December 31, 2000, a increase of $6.3 million, or 131.3%. The increase was primarily due to expansion of a preferred provider organization in western Michigan.

Health incurred loss and loss adjustment expenses totaled $10.0 million for the year ended December 31, 2000, an increase of $400,000 or 4.2%. The incurred loss and loss adjustment expense ratio decreased to 90.6% for the year ended December 31, 2000, from 199.3% for 1999. The decrease in loss ratio was due to a one-time reserve establishment incurred in 1999.

Health underwriting expenses were $3.7 million for the year ended December 31, 2000, an increase of $2.6 million, or 236.4%. The underwriting expense ratio increased to 33.2% for the year ended December 31, 2000 from 23.1% for 1999. The increase was the result of the expansion of our health insurance premiums and coverage.

Personal And Commercial Lines Insurance Operations. Personal and commercial lines net premiums earned increased $2.1 million, or 19.6%, to $12.8 million in 2000 primarily due to rate increases. However, with the conclusion of 2000, we began the process of winding down the personal and commercial segment.

The personal and commercial loss ratio was 76.7% in 2000 and 81.9% in 1999. The 1999 personal and commercial loss ratio reflected higher winter storm losses.

Personal and commercial underwriting expenses increased $150,000, or 3.4%, to $4.6 million in 2000. As a percentage of premiums earned, the underwriting expense ratio decreased to 35.8% in 2000 from 41.3% in 1999. This decrease was due to specific expense reduction efforts for this line of business.

Corporate, Investments And Other. Investment income, excluding realized investment gains, increased $6.2 million, or 20.2%, to $36.8 million in 2000. The increase reflects a shift of some of our portfolio from tax exempt securities to higher yield taxable corporate securities in the first quarter of 2000 and a higher amount of invested assets. Net realized investment gains were $1.2 million and $1.8 million during 2000 and 1999, respectively.

Additional restructuring charges of $919,000 were incurred in 2000. This includes approximately $802,000 in severance charges related to the elimination of 14 staff members located in our New Mexico and Lapeer branch offices and our health insurance operation at our East Lansing, Michigan home office. These events are expected to generate annual savings of approximately $2.0 million in salaries and rent. At December 31, 2000 there was $454,000 accrued for restructuring charges that were paid in 2001.

We have incurred $501,000 of conversion expenses in 2000. The increase in amortization expense is a result of the acquisition of a management company in October 1999 which previously had performed all of the managerial functions for APAssurance and its subsidiaries.

We recorded $4.8 million in federal income tax expense in 2000, compared to a refund of $23.8 million in federal income taxes during the same period in 1999. The effective tax rate was 28.7% in 2000, compared to

(238.3%) in 1999. In 1999, we received a significant settlement with the IRS regarding the tax treatment of reserves.

Liquidity and Capital Resources

The primary sources of our liquidity, on both a short- and long-term basis, are funds provided by insurance premiums collected, net investment income, recoveries from reinsurance and proceeds from the maturity or sale of invested assets. The primary uses of cash, on both a short- and long-term basis, are losses, loss adjustment expenses, operating expenses, reinsurance premiums and taxes. In addition, we are indebted to a related party in the amount of $9 million in connection with the purchase of Stratton-Cheeseman Management Company. The indebtedness is due in annual installments, without interest, over the next eight years. At December 31, 2001, we had no material commitments for capital expenditures.

Our net cash flow from operating activities was approximately $13.0 million for 2001, compared to $70.0 million for 2000. The decrease was primarily due to the large net loss in 2001 and a federal income tax recovery and related interest totaling $39.3 million in 2000. We invest our positive cash flow from operations in both fixed maturity securities and equity securities. Our investment strategy seeks to maximize after-tax income through a high quality, diversified, duration sensitive, taxable bond and tax-preferenced municipal bond portfolio, while maintaining an adequate level of liquidity. Should we experience a dramatic decrease in premiums and operating cash flow, funds to operate the Company and to pay claims would come from investment earnings and liquidation of the investment portfolio.

In 2001, on a consolidated basis, we had $106.4 million of cash available and an investment portfolio of $646.1 million. The large cash position at December 31, 2001 reflects the residual of the net proceeds of $142.5 million from our stock offerings in December 2000. The portfolio includes $16.9 million of bonds maturing in the next year to meet short-term cash flow needs. On a long-term basis, fixed income securities are purchased on a basis intended to provide adequate cash flows from future maturities. At December 31, 2001, $281.6 million of bonds mature in the next one to five years and $264.8 million mature in the next five to ten years.

Total assets increased $60.9 million to $1.04 billion at December 31, 2001, compared to $978.0 million at December 31, 2000. The increase was due primarily to increases in reinsurance recoverables, federal income tax recoverable, and accrued investment income.

Loss and loss adjustment expense reserves increased $113.7 million to $597.0 million at December 31, 2001, from $483.3 million at December 31, 2000. This increase was due to increased writings in both the workers' compensation and medical professional liability lines and the reserve enhancements incurred in the third and fourth quarters of 2001.

The unearned premium reserve increased $12.0 million, or 13.6%, to $100.1 million at December 31, 2001, from $88.0 million at December 31, 2000. The increase was due primarily to the higher seasonal writing in medical professional liability in the third quarter of 2001.

In March 2001, our board of directors authorized the purchase of up to 5% of its then outstanding common stock, representing approximately 581,000 shares. The Company's purchase of any of its shares is subject to limitations that may be imposed by applicable securities laws and regulations and the rules of the Nasdaq Stock Market. The timing of the purchases and the number of shares to be bought at any one time depend on market conditions and our capital requirements. In July and November of 2001, our board of directors authorized the repurchase of a total of 1.1 million additional shares. As of December 31, 2001, the Company has purchased a total of 1,369,170 shares under the three authorized programs, at a cost of $25.2 million. The Company intends to continue repurchasing its shares, in the market and otherwise, when appropriate using available cash resources.

Based on historical trends, market conditions and its business plans, we believe that our existing resources and sources of funds will be sufficient to meet our short- and long-term liquidity needs over the next 18 months and beyond. However, because economic, market and regulatory conditions may change, there can be no assurance that our funds will be sufficient to meet these liquidity needs.

APCapital itself is a holding company whose only material assets are the capital stock of APAssurance and its other subsidiaries and a portion of the net proceeds from the stock offerings completed in December 2000. APCapital is using these funds to finance its long- and short-term liquidity needs, which include operating expenses, financing future acquisitions, additional share repurchases, and additional contributions to its subsidiaries. APCapital's ongoing cash flow will consist primarily of dividends and other permissible payments from its subsidiaries and investment earnings on funds held. The payment of dividends to APCapital by its insurance subsidiaries is subject to limitations imposed by applicable law. APAssurance's ability to pay dividends to APCapital is influenced by a variety of factors, including cyclical changes in the medical professional liability insurance market, APAssurance's financial results, insurance regulatory changes, including changes in the limitations imposed by the Michigan Holding Company Systems Act on the payment of dividends by APAssurance and changes in general economic conditions.

Effects of Inflation

We consider the effects of inflation on our business in estimating our reserves for unpaid losses and loss adjustment expenses, and in the premium rate-making process. The actual effects of inflation on our operations cannot be accurately known until the ultimate settlement of claims. However, based upon the actual results reported to date, it is our opinion that our loss reserves, including reserves for losses that have been incurred but not yet reported, adequately provide for the effects of inflation.

Effects of New Accounting Pronouncements

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 2000 (as amended by SFAS Nos. 137 and 138). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. Because we currently do not use derivative instruments, the adoption of SFAS No. 133 did not affect our results of operations or financial position.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Intangible Assets." These standards provide guidance on the accounting for acquired businesses. In addition, these standards eliminate the "pooling of interest" method for transactions initiated after June 30, 2001, and effective January 1, 2002, eliminate the amortization of goodwill and intangible assets with an indefinite life. The standards require annual impairment testing and potential loss recognization for goodwill and intangible assets. The change regarding the elimination of goodwill and other intangible amortization will be made prospectively with the adoption of the new standard as of January 1, 2002. Prior period financial results will not be restated. Management is currently evaluating implementation of this standard, however, anticipates that we have no finite lived intangibles, and as a result, will no longer incur amortization expense on our recorded goodwill beginning January 1, 2002.

The FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-lived Assets." This Standard will be effective for the Company on a prospective basis, beginning January 1, 2002. SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of property, plant, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Management does not expect the adoption of this Standard to have a significant impact on our 2002 financial results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Market risk is the risk of loss due to adverse changes in market rates and prices. We invest primarily in fixed maturity securities, which are interest-sensitive assets. Accordingly, our primary market risk is exposure to changes in interest rates.

As of December 31, 2001, the majority of our investment portfolio was invested in fixed maturity securities and short-term investments. The fixed maturity securities primarily consisted of U.S. government and agency bonds, high-quality corporate bonds, mortgage-backed securities and tax-exempt U.S. municipal bonds.

Qualitative Information About Market Risk

Investments in our portfolio have varying degrees of risk. The primary market risk exposure to the fixed maturity portfolio is interest rate risk, which is limited somewhat by our management of duration. The distribution of maturities and sector concentrations are monitored on a regular basis.

We regularly examine the quality distribution of our investment portfolio for evidence of impairment. When a security in our investment portfolio has a decline in market value which is other than temporary, we are required by GAAP to reduce the carrying value of such security to its net realizable value. All declines in market values of our investment securities at December 31, 2001 were deemed to be temporary with the exception of an investment in Frontier Bonds, which were written down $5.92 million during 2001.

Quantitative Information About Market Risk

At December 31, 2001, our fixed income security portfolio was valued at $605.9 million and had an average modified duration of 3.65 years, compared to a portfolio valued at $464.8 million with an average modified duration of 4.35 years at December 31, 2000. The following tables show the effects of a change in interest rates on the fair value and duration of our portfolio at December 31, 2001 and 2000. We have assumed an immediate increase or decrease of 1% or 2% in interest rate for illustrative purposes. You should not consider this assumption or the values shown in the table to be a prediction of actual future results.

	December 31, 2001			December 31, 2000		
Change in Rates	Portfolio Value	Change in Value	Modified Duration	Portfolio Change	Change in Value	Modified Duration
	(dollars in thousands)			(dollars in thousands)		
+2%	$558,361	$(47,506)	3.96	$423,748	$(41,035)	4.31
+1%	581,746	(24,121)	3.83	443,676	(21,107)	4.32
0	605,867	—	3.65	464,783	—	4.35
−1%	629,512	23,645	3.67	482,242	17,459	3.45
−2%	654,405	48,538	3.77	500,559	35,776	3.52

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Accountants

To the Board of Directors and Shareholders of
American Physicians Capital, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 14, present fairly, in all material respects, the financial position of American Physicians Capital, Inc. and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 14 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Grand Rapids, Michigan
March 9, 2002

AMERICAN PHYSICIANS CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
	In thousands, except share data	
Assets		
Investments:		
Fixed maturities, at fair value	$ 605,867	$464,783
Equity securities, at fair value	656	730
Other investments	39,541	40,632
Total investments	646,064	506,145
Cash and cash equivalents	106,444	255,878
Premiums receivable	64,194	51,354
Reinsurance recoverable	95,887	72,002
Federal income taxes recoverable	11,266	
Deferred federal income taxes	45,940	32,725
Property and equipment, net	14,742	15,949
Goodwill, net	13,968	16,481
Other assets	40,412	27,442
Total assets	$1,038,917	$977,976
Liabilities		
Unpaid losses and loss adjustment expenses	$ 597,046	$483,273
Unearned premiums	100,056	88,047
Federal income taxes payable		3,787
Note payable, officer (Note 4)	7,194	7,817
Accrued expenses and other liabilities	27,656	25,627
Total liabilities	731,952	608,551
Commitments and Contingencies (Note 18)		
Shareholders' Equity		
Common stock, no par value, 50,000,000 shares authorized: 10,238,122 and 11,625,055 shares outstanding at December 31, 2001 and 2000, respectively		
Additional paid-in-capital	119,463	144,940
Retained earnings	182,674	226,454
Unearned stock compensation	(1,001)	(1,450)
Accumulated other comprehensive income:		
Net unrealized appreciation (depreciation) on investments, net of deferred federal income taxes	5,829	(519)
Total shareholders' equity	306,965	369,425
Total liabilities and shareholders' equity	$1,038,917	$977,976

The accompanying notes are an integral part of the consolidated financial statements.

AMERICAN PHYSICIANS CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
	In thousands, except share data		
Revenues and Other Income			
Net premiums written	$208,779	$187,076	$158,029
Change in unearned premiums	(6,408)	(6,734)	(9,373)
Net premiums earned	202,371	180,342	148,656
Investment income	47,883	36,784	30,539
Net realized (losses) gains	(5,651)	1,164	1,849
Other income	546	2,428	6,676
Total revenues and other income	245,149	220,718	187,720
Expenses			
Losses and loss adjustment expenses	257,848	153,518	130,949
Underwriting expenses	45,111	42,158	40,037
Investment expenses	1,788	2,978	3,283
Interest expense	400	716	565
Amortization expense	2,514	2,328	1,177
General and administrative expenses	2,234	855	784
Demutualization costs		501	
Restructuring costs (Note 13)	2,484	919	955
Total expenses	312,379	203,973	177,750
(Loss) income before income taxes	(67,230)	16,745	9,970
Federal income tax (benefit) expense	(23,450)	4,800	(23,759)
Net (loss) income	$(43,780)	$ 11,945	$ 33,729
Net (loss) income per share — basic, for periods subsequent to conversion (Notes 1 and 17)	$ (3.95)	$ 0.07	
Net (loss) income per share — assuming dilution, for periods subsequent to conversion (Notes 1 and 17)	$ (3.95)	$ 0.07	

The accompanying notes are an integral part of the consolidated financial statements.

AMERICAN PHYSICIANS CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Shares Outstanding	Additional Paid-in Capital	Retained Earnings	Unearned Stock Compensation	Accumulated Other Comprehensive Income	Total
			In thousands, except share data			
Balance, January 1, 1999			$180,780		$ 7,972	$188,752
Comprehensive income						
Net income			33,729			33,729
Unrealized depreciation on investment securities					(13,695)	(13,695)
Total comprehensive income, net of taxes						20,034
Balance, December 31, 1999			214,509		(5,723)	208,786
Comprehensive income						
Net income			11,945			11,945
Unrealized appreciation on investment securities					5,204	5,204
Total comprehensive income, net of taxes						17,149
Proceeds from subscription rights and best efforts offerings	331,639	$ 4,475				4,475
Proceeds from initial public offering, net of expenses	11,118,616	138,106				138,106
Restricted stock grants and unearned stock compensation	174,800	2,359		$(1,533)		826
Amortization of unearned stock compensation				83		83
Balance, December 31, 2000	11,625,055	144,940	226,454	(1,450)	(519)	369,425
Comprehensive loss						
Net loss			(43,780)			(43,780)
Unrealized appreciation on investment securities					6,348	6,348
Total comprehensive loss, net of taxes						(37,432)
Purchase and retirement of common stock	(1,369,170)	(25,225)				(25,225)
Unrestricted stock grants	3,937	50				50
Amortization of unearned stock compensation				217		217
Forfeiture of unearned stock compensation	(21,700)	(302)		232		(70)
Balance, December 31, 2001	10,238,122	$119,463	$182,674	$(1,001)	$ 5,829	$306,965

The accompanying notes are an integral part of the consolidated financial statements.

AMERICAN PHYSICIANS CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
		In thousands	
Cash flows from operating activities			
Net (loss) income	$ (43,780)	$ 11,945	$ 33,729
Adjustments to reconcile net (loss) income to net cash provided by operating activities			
Depreciation and amortization	4,184	3,709	2,206
Net realized losses (gains)	5,651	(1,164)	(1,849)
Deferred federal income taxes	(16,918)	(153)	(285)
Other	1,105	951	1,625
Changes in:			
Premiums receivable	(12,840)	(205)	(10,715)
Reinsurance recoverable	(23,885)	(6,105)	(14,319)
Federal income taxes recoverable/payable	(15,053)	39,273	(29,208)
Unpaid losses and loss adjustment expenses	113,773	26,201	34,085
Unearned premiums	12,009	2,457	10,679
Accrued expenses and other liabilities	2,029	(9,942)	6,222
Other assets	(13,264)	3,074	(6,552)
Net cash provided by operating activities	13,011	70,041	25,618
Cash flows from investing activities			
Purchases			
Available-for-sale — fixed maturities	(267,537)	(248,909)	(34,107)
Available-for-sale — equity securities		(44,717)	(28,457)
Acquisition of subsidiary			(9,500)
Other assets			(3,365)
Real estate		(5,200)	(29,490)
Property and equipment	(2,951)	(1,276)	(2,191)
Sales and maturities			
Available-for-sale — fixed maturities	131,711	225,047	50,678
Available-for-sale — equity securities	180	80,776	25,922
Held-to-maturity		980	20
Other assets	419	3,426	1,256
Property and equipment	1,958	36	72
Net cash (used in) provided by investing activities	(136,220)	10,163	(29,162)
Cash flows from financing activities			
Proceeds from issuance of common stock, net of expenses		142,581	
Principle payment on note payable	(1,000)		
Common stock repurchased	(25,225)		
Net cash (used in) provided by financing activities	(26,225)	142,581	
Net (decrease) increase in cash and cash equivalents	(149,434)	222,785	(3,544)
Cash and cash equivalents, beginning of period	255,878	33,093	36,637
Cash and cash equivalents, end of period	$ 106,444	$ 255,878	$ 33,093

Supplemental disclosures of cash flow information

Federal income taxes of $8,481, $(28,104) and $(152) were paid (received), net in 2001, 2000, and 1999 respectively.

Supplemental disclosures of non-cash items

The Company purchased Stratton-Cheeseman Management Company during 1999. In conjunction with the acquisition, a liability of $955,000 was assumed and a note payable of $7.3 million was issued (Note 4).

The accompanying notes are an integral part of the consolidated financial statements.

AMERICAN PHYSICIANS CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and reporting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of American Physicians Capital, Inc. ("APCapital") and its wholly-owned subsidiaries, Insurance Corporation of America ("ICA"), APSpecialty Insurance Company (formerly RML Insurance Company), ("APS"), APConsulting LLC, APDirect Sales, LLC, Alpha Advisors, Inc. and American Physicians Assurance Corporation ("APA"), formerly known as Mutual Insurance Corporation Of America ("MICOA"), together referred to as the "Company". All significant intercompany accounts and transactions are eliminated in consolidation.

On December 13, 2000, the conversion of APA from a mutual company to a stock corporation was consummated according to a Plan of Conversion adopted by the Board of Directors of MICOA on June 28, 2000, with subsequent amendment on October 2, 2000. This plan was approved by MICOA policyholders at a special meeting held on November 29, 2000 and by the State of Michigan Office of Financial and Insurance Services. The Plan of Conversion included several key components, including: formation of APCapital to be the ultimate parent holding company; the conversion of APA from a mutual insurance company to a stock company and wholly-owned by APCapital; the transfer of ICA, APS, APConsulting, APDirect Sales, and Alpha Advisors, Inc. from APA to wholly-owned subsidiaries of APCapital.

In connection with the conversion, 331,638 shares of common stock of APCapital were sold at $13.50 per share under a subscription rights and best efforts offering to MICOA policyholders, officers, directors, employees, and others. APCapital then sold 9,668,362 shares of its common stock in an underwritten public offering ("the Offering") that closed December 13, 2000. On December 13, 2000, an additional 1,450,254 shares were sold to underwriters of the Offering pursuant to an over-allotment option contained in the underwriting agreement. The net proceeds of the Offering were approximately $142.6 million, consisting of gross proceeds of $154.6 million less conversion and offering expenses of $12.0 million.

In March, July and November 2001, APCapital's board of directors authorized three separate 5% programs to purchase outstanding common stock, representing approximately 1,689,000 shares. APCapital repurchased 1,369,170 shares during 2001 at a total cost of $25.2 million.

Nature of business

The Company is principally engaged in the business of providing medical professional liability, workers' compensation and health insurance throughout the United States with a concentration of writings in the Midwest. During the year, the Company ceased writing personal and commercial insurance.

Investments

All of the Company's fixed maturities are classified as available-for-sale, which are those securities that would be available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates and asset-liability management strategies. Available-for-sale securities are reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income, net of deferred taxes.

Investment income includes amortization of premium and accrual of discount on the yield-to-maturity method relating to investments acquired at other than par value. Realized gains or losses on sales or maturities of investments are determined on a specific identification basis and are credited or charged to income.

Equity securities are carried at quoted market values. Fair values of fixed maturities and equity securities are determined on the basis of dealer or market quotations or comparable securities on which quotations are available. Mortgage loans are carried at the unpaid principal balance, which approximates the fair market

1. SIGNIFICANT ACCOUNTING POLICIES — continued

value as they bear current market interest rates. Real estate is carried at historical cost, less accumulated depreciation. Real estate of $33,411,000 and $33,953,000 in 2001 and 2000, respectively and mortgage loans of $4,474,000 in 2001 and $4,605,000 in 2000 and are included in other investments on the balance sheet.

Cash and cash equivalents

Cash equivalents consist principally of commercial paper and money market funds, are stated at cost, which approximates fair value, and have original maturities of three months or less.

Premiums written and receivable

Premiums written are earned primarily using pro rata methods over the period of risk. Premiums receivable include $56,679,000 at December 31, 2001 and $38,564,000 at December 31, 2000 of premium installments. Receivable balances consist principally of written premiums from physicians in the states of Michigan, Ohio, Illinois, Florida, and Minnesota. Receivables are generally collateralized by unearned premiums.

Deferred policy acquisition costs

Deferred policy acquisition costs ("DAC") include commissions, premium taxes and other costs incurred in connection with writing business. These costs are deferred and amortized over the period in which the related premiums are earned. Future investment income has been considered in determining the recoverability of deferred costs.

Property, equipment and depreciation

Property and equipment are recorded at cost. Depreciation is computed for assets using straight-line and accelerated methods over the following periods: building — 40 years, furniture — 10 years, and computer equipment and software — 5 years. Upon the sale or retirement of property and equipment, balances are removed from the respective accounts and any gain or loss is included in income.

Unpaid losses and loss adjustment expenses

The provision for unpaid losses and loss adjustment expenses is estimated actuarially using the Company's claim experience. These estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes that the liability for unpaid losses and loss adjustment expenses is adequate. The method for making such estimates and for establishing the resulting liabilities are continually reviewed, and any adjustments are reflected in current earnings.

Reserve for extended reporting period claims

The reserve for extended reporting period claims coverage is recorded during the term of the original claims-made policy, utilizing the pure-premium approach, in amounts believed to be adequate to pay for estimated future claims reported subsequent to a current policyholder's death, disability or retirement. The amount of this reserve is $15,000,000 and $21,000,000 at December 31, 2001 and 2000 respectively and is included in unpaid losses on the balance sheet. Changes in this reserve are charged or credited to income.

1. SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition

Insurance premium income is recognized on a daily pro rata basis over the respective terms of the policies in-force and unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of policies in-force.

Reinsurance

Reinsurance premiums and losses related to reinsured business are accounted for on basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reinsurance recoverables and prepaid reinsurance premiums are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 113, "Accounting and Reporting for Reinsurance." Premiums ceded to other companies have been reported as a reduction of premium income. Reinsured losses incurred are reported as a reduction of gross losses incurred.

Income taxes

Deferred income taxes are recognized at prevailing income tax rates for temporary differences between financial statement and income tax bases of assets and liabilities and net operating loss carryforwards for which income tax benefits will be realized in future years.

Goodwill

Goodwill consists of the excess of cost over fair market value of net assets of acquired businesses. Goodwill is amortized on a straight-line basis over a period of ten years. Accumulated amortization was $3,863,000 and $4,408,000 at December 31, 2001 and 2000, respectively.

The carrying value of goodwill is reviewed annually to determine if any impairment has occurred. The Company measures the potential impairment of recorded goodwill based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period. During 2001, it was determined that the goodwill associated with the purchase of Alpha Advisors, Inc. and ICA was impaired based on changes in organizational structure and ongoing operating losses. This resulted in additional amortization expense of $380,000.

Stock-based compensation

In accordance with APB Opinion No. 25, the Company records compensation expense for stock options only if the market price of the Company's stock, on the date of grant, exceeds the amount an individual must pay to acquire the stock.

Net income (loss) per share

Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents (stock options and stock grants) outstanding during each year (See Note 17).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principals ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements

1. SIGNIFICANT ACCOUNTING POLICIES — continued

and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for fiscal quarters of all fiscal years beginning after June 30, 2000 (as amended by SFAS Nos. 137 and 138). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is part of a hedge transaction, and if it is, the type of hedge transaction. Because the Company does not use derivative instruments, the adoption of SFAS No. 133 did not affect the Company's results of operations or financial position.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Intangible Assets." These standards provide guidance on the accounting for acquired businesses. In addition, these standards eliminate the "pooling of interest" method for transactions initiated after June 30, 2001, and effective January 1, 2002, eliminate the amortization of goodwill and intangible assets with an indefinite life. The standards require annual impairment testing and potential loss recognization for goodwill and intangible assets. The change regarding the elimination of goodwill and other intangible amortization will be made prospectively with the adoption of the new standard as of January 1, 2002. Prior period financial results will not be restated. Management is currently evaluating implementation of this standard, however, anticipates that the Company has no finite lived intangibles, and as a result, will no longer incur amortization expense on its recorded goodwill beginning January 1, 2002.

The FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-lived Assets." This Standard will be effective for the Company on a prospective basis, beginning January 1, 2002. SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of property, plant, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Management does not expect the adoption of this Standard to have a significant impact on the Company's 2002 financial results.

3. COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income", requires unrealized gains or losses on the Company's available-for-sale securities to be included in other comprehensive income. Realized investment (losses) gains on securities held as of the beginning of the year totaling ($4,103,000) in 2001, $3,686,000 in 2000, and $1,348,000 in 1999, and had unrealized appreciation of $100,000 at the beginning of 2001, $4,139,000 at the beginning of 2000 and $412,000 at the beginning of 1999.

4. MERGER AND ACQUISITION ACTIVITY

Effective October 31, 1999, APA purchased 100% of the outstanding stock of Stratton-Cheeseman Management Company ("SCMC") which was substantially owned by the president of the Company, for $19.5 million, consisting of $9.5 million in cash and a commitment to pay $10 million in installments over the next nine years without interest. Installments began April 30, 2001 and are to be made annually thereafter. The Company discounted the non-interest bearing obligation, using a discount rate of approximately 6%, recording a note payable of $7.3 million. The acquisition was accounted for using purchase accounting and resulted in the recognition of $16.6 million in goodwill. The remaining purchase price was allocated to the fair value of the asset acquired, consisting of a $150,000 investment in an unaffiliated entity. The purchase

4. MERGER AND ACQUISITION ACTIVITY — continued

agreement contains certain provisions, including change of control provisions, for the acceleration or cancellation of the $10 million commitment. If the commitment is accelerated or cancelled, any remaining discount or amounts forfeited will be recorded as an adjustment to goodwill. Annual payments will increase or decrease by $200,000 for each corresponding half-grade level increase or decrease in the Company's A.M. Best Company, Inc. rating during the term of the payments. Any amounts paid for changes in the industry rating will be recorded as compensation expense in the period earned. If the Company terminates the president or if he dies or is disabled, payments will accelerate. Unaudited pro forma revenues and net income, as if this transaction had occurred as of January 1, 1999, do not differ significantly, from revenues and net income presented in the accompanying statement of income.

5. INVESTMENTS

The composition of the investment portfolio at December 31 was:

	2001			
	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	In thousands			
Available-for-sale				
U.S. government obligations	$ 82,424	$ 1,389	$ (545)	$ 83,268
States and political subdivisions	35,326	504	(203)	35,627
Corporate securities	445,053	11,864	(5,953)	450,964
Mortgage-backed securities	3,390	97	(3)	3,484
Other debt securities	31,042	1,487	(5)	32,524
Fixed maturities	597,235	15,341	(6,709)	605,867
Equity securities	321	335		656
Total available-for-sale	$597,556	$15,676	$(6,709)	$606,523

	2000			
	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	In thousands			
Available-for-sale				
U.S. government obligations	$120,232	$ 971	$ (853)	$120,350
States and political subdivisions	25,685	412	(152)	25,945
Corporate securities	297,324	5,420	(7,393)	295,351
Mortgage-backed securities	5,649	55	(29)	5,675
Other debt securities	17,041	535	(114)	17,462
Fixed maturities	465,931	7,393	(8,541)	464,783
Equity securities	380	350		730
Total available-for-sale	$466,311	$ 7,743	$(8,541)	$465,513

5. INVESTMENTS — continued

The components of pretax investment income at December 31 were:

	2001	2000	1999
		In thousands	
Interest income	$46,548	$ 34,372	$27,101
Dividend income	2	197	266
Other investment income	1,333	2,215	3,172
Investment income	$47,883	$ 36,784	$30,539
Gross realized gains			
Available for sale			
Fixed maturities	$ 1,697	$ 520	$ 23
Equity securities	121	16,243	5,490
Total gross realized gains	1,818	16,763	5,513
Gross realized losses			
Available for sale			
Fixed maturities	(5,978)	(6,556)	(120)
Equity securities		(9,043)	(3,544)
Other invested assets	(963)		
Total gross realized losses	(6,941)	(15,599)	(3,664)
Net realized investment (loss) gain	$(5,123)	$ 1,164	$ 1,849

During 2001, the Company recorded a $5.92 million loss on a security whose decline in market value was considered other than temporary.

Changes in unrealized gains (losses) on fixed maturities and equity securities were:

	2001	2000	1999
		In thousands	
Held-to-maturity, fixed maturities	$ —	$ (8)	$ (62)
Available-for-sale			
Fixed maturities	$ 9,780	$ 20,152	$(27,510)
Equity securities	(15)	(12,146)	6,422
Deferred income taxes	(3,417)	(2,802)	7,393
	$ 6,348	$ 5,204	$(13,695)

5. INVESTMENTS — continued

The composition of fixed maturities by maturity at December 31, 2001 was:

	Amortized Cost	Estimated Fair Value
	In thousands	
Available-for-sale		
Less than one year	$ 16,821	$ 16,861
One to five years	276,747	281,568
Five to ten years	261,367	264,810
More than ten years	38,910	39,144
Mortgage-backed securities	3,390	3,484
Total	$597,235	$605,867

The amortized cost and estimated fair value of debt securities at December 31, 2001, by contractual maturity, are shown above. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Bonds with amortized costs of $8,297,000 and $8,764,000 were on deposit with various states as of December 31, 2001 and 2000, respectively. Proceeds on the sales of investments in bonds totaled $27,400,000 in 2001, $212,701,000 in 2000, and $15,243,000 in 1999.

6. DEFERRED ACQUISITION COSTS

Changes in deferred policy acquisition costs for the years ended December 31, 2001, 2000 and 1999 are summarized as follows:

	2001	2000	1999
		In thousands	
Beginning balance	$ 9,693	$ 9,406	$ 6,239
Additions	26,779	24,232	23,514
Amortization	(25,760)	(23,945)	(20,347)
Balance, December 31	$ 10,712	$ 9,693	$ 9,406

7. PROPERTY AND EQUIPMENT, NET

At December 31, 2001 and 2000, property and equipment consisted of the following:

	2001	2000
	In thousands	
Land	$ 571	$ 571
Building (occupied by the Company)	10,499	13,008
Computer equipment and software	9,917	7,679
Furniture	3,596	3,851
	24,583	25,109
Accumulated depreciation	(9,841)	(9,160)
	$14,742	$15,949

8. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in unpaid losses and loss adjustment expenses during 2001, 2000, and 1999 is as follows:

	At or For the Year Ended December 31,		
	2001	2000	1999
	dollars in thousands		
Balance, beginning of year	$483,273	$457,072	$422,987
Reinsurance balance recoverable	(69,319)	(63,490)	(51,005)
Net balance, beginning of year	413,954	393,582	371,982
Incurred related to:			
Current year	228,848	164,997	150,702
Prior years	29,000	(11,479)	(19,753)
Total incurred	257,848	153,518	130,949
Paid related to:			
Current year	41,693	49,243	23,973
Prior years	124,554	83,903	85,376
Total paid	166,247	133,146	109,349
Net balance, end of year	505,555	413,954	393,582
Reinsurance balance recoverable	91,491	69,319	63,490
Balance, end of period	$597,046	$483,273	$457,072

Incurred loss and loss adjustment expenses for prior years increased during 2001 due to unfavorable development, and declined during 2000 and 1999 as a result of favorable development. The unfavorable development in 2001 was primarily the result of higher medical professional liability loss severities which occurred in the Company's Ohio, Florida and Kentucky markets. In addition, losses in certain new markets developed much higher than originally estimated. Management believes the estimate of the ultimate liability for losses and loss adjustment expenses at December 31, 2001 is reasonable and reflective of anticipated ultimate experience. However, it is possible that the Company's actual incurred loss and loss adjustment expenses will not conform to the assumptions inherent in the determination of the liability. Accordingly, it is reasonably possible that the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimated amounts included in the accompanying financial statements.

9. REINSURANCE

Reinsurance arises from the Company seeking to reduce its loss exposure on its higher limit policies related primarily to medical malpractice. The Company has mainly entered into excess of loss contracts for medical malpractice and workers' compensation. A reconciliation of direct-to-net premiums, on both a written and earned basis, for 2001, 2000, and 1999 is as follows:

	2001		2000		1999	
	Written	Earned	Written	Earned	Written	Earned
	In thousands		In thousands		In thousands	
Direct	$230,765	$219,035	$203,169	$201,080	$189,647	$178,102
Ceded	(24,933)	(19,333)	(21,098)	(25,310)	(35,227)	(33,931)
Assumed	2,947	2,669	5,005	4,572	3,609	4,485
Net	$208,779	$202,371	$187,076	$180,342	$158,029	$148,656

9. REINSURANCE — continued

Losses and loss adjustment expenses incurred are net of ceded losses of $44,385,000 for 2001, $30,417,000 for 2000, and $43,132,000 for 1999.

The Company's policy is to enter into reinsurance contracts only with highly rated reinsurers and periodically reviews these reinsurers for financial impairment. Reinsurance contracts do not relieve the Company from its obligations to policyholders. If the reinsurance company is unable to meet its obligations under existing reinsurance agreements, the Company remains liable for ceded reserves for unpaid losses and loss adjustment expense and unearned premiums.

The Company had reinsurance recoverables from the following reinsurers at December 31, 2001 and 2000:

	2001	2000
	In thousands	
Hannover Ruckversicherungs	$ 19,332	$ 4,702
General Reinsurance Corporation	16,777	13,373
Transatlantic Reinsurance Company	12,737	5,743
Gerling Global Reinsurance Corporation	10,593	2,087
PMA Reinsurance Corporation	8,882	11,026
Employers Reinsurance Corporation	7,785	6,782
Converium Reinsurance	7,438	5,427
Medical Assurance, Inc.	3,996	6,159
Others	19,039	21,794
	$106,579	$77,093

Amounts due from reinsurers on the accompanying balance sheet consisted of the following:

	2001	2000
	In thousands	
Reinsurance recoverable	$ 95,887	$72,002
Prepaid reinsurance premium	10,692	5,091
Amounts recoverable from reinsurers	$106,579	$77,093

10. INCOME TAXES

The provision for income taxes consists of:

	2001	2000	1999
		In thousands	
Current (benefit) expense	$ (6,532)	$4,953	$(23,474)
Deferred benefit	(16,918)	(153)	(285)
	$(23,450)	$4,800	$(23,759)

10. INCOME TAXES — continued

Income taxes incurred do not bear the usual relationship to income before income taxes due to the following:

	2001		2000		1999	
			In thousands			
(Loss) income before income taxes	$(67,230)		$16,745		$ 9,970	
Tax at statutory rate	(23,531)	35.0%	$ 5,861	35.0%	$ 3,489	35.0%
Tax effect of						
Tax refund					(25,267)	−253.4%
Tax exempt interest	(617)	0.9%	(1,330)	−7.9%	(1,915)	−19.2%
Other items, net	698	−1.0%	269	1.6%	(66)	−0.7%
	$(23,450)	34.9%	$ 4,800	28.7%	$(23,759)	−238.3%

At December 31, 2001 and 2000, the components of the net deferred tax asset were as follows:

	2001	2000
	In thousands	
Deferred tax assets arising from		
Losses and loss adjustment expenses	$29,590	$25,200
Net operating loss carryforwards	13,010	3,326
Unearned and audit premiums	8,780	6,147
Unrealized loss on securities		279
Other	2,410	1,712
Total deferred tax assets	53,790	36,664
Deferred tax liabilities arising from		
Deferred policy acquisition costs	3,749	3,392
Unrealized gain on securities	3,138	
Other	963	547
Total deferred tax liabilities	7,850	3,939
Net deferred tax asset	$45,940	$32,725

At December 31, 2001, the Company has approximately $37.2 million of net operating loss carryforwards of which $28.6 million expire in 2021 and are not limited to their use and $8.6 million of which expire in 2012 and are limited to approximately $900,000 annually.

On March 9, 2002, new tax laws extended the net operating loss carryback period from two years to five years. As a result, approximately $12.4 million of the Company's net operating loss carryforward at December 31, 2001 will be utilized to recover taxes previously paid in tax years 1996, 1997, and 1998, and will be reflected in the first quarter of 2002.

On November 17, 1999, the Company received notice from the Internal Revenue Service acknowledging their approval of an outstanding claim for refund totaling $25,267,000 and interest thereon of approximately $9.8 million. The refund was the result of a settlement with the IRS regarding the tax treatment of loss reserves. The interest component, net of fees, is included in other income in 1999 operations. The taxes refunded have been reported as a federal income tax credit in 1999 operations. On February 17, 2000, the Company received the first installment of the refund which totaled $27.6 million of tax and interest. On June 16, 2000, the Company received the second and final installment of $8.5 million, which included interest earned in 2000.

11. SHAREHOLDERS' EQUITY

Approximately $992.1 million of consolidated assets represents assets of the Company's insurance operations that are subject to regulation and may not be transferred to APCapital in the form of dividends, loans or advances. The amount of dividends that the Company's insurance subsidiaries can pay to APCapital in any 12-month period is limited to the greater of statutory net income for the preceding year, excluding realized gains (losses) on sales of investments, or 10% of surplus as of the preceding year end. As of January 1, 2002, approximately $12.3 million could be paid by the Company's insurance subsidiaries without prior regulatory approval.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosures of fair-value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate the value. In situations where quoted market prices are not available, fair values are to be based on estimates using present value or other valuation techniques. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

Under SFAS No. 107, the Company's investment securities, cash and cash equivalents, premiums receivable, reinsurance recoverable on paid losses, and note payable constitute financial instruments. The carrying amounts of all financial instruments, other than investment securities, which are presented in Note 5 approximated their fair values at December 31, 2001 and 2000.

13. RESTRUCTURING CHARGES

In November 1999, the Company closed two offices in Indiana and Ohio and restructured the home office staff. A total of 35 people, primarily clerical staff, were terminated at the time of the office closure and restructuring. These events resulted in a charge of approximately $955,000, including $802,000 of severance costs and $74,000 of out-placement services.

In April 2000, the Company began to phase out its health lines and restructure its New Mexico operations. A total of six people were terminated at the time, resulting in charges of $408,000 of severance costs and $105,000 of other charges. In October 2000, the Company began to phase out its personal and commercial lines in Lapeer, Michigan. A total of 14 people were terminated, resulting in a charge of $406,000.

In November, 2001, the Company reduced personnel in its Information Systems department and its management team. A total of eleven people were terminated resulting in $1,891,000 of severance costs and $26,000 of other costs. In December 2001, the Company completed its phase out of the personal and commercial lines and all policies have been non-renewed. A total of nine people were terminated resulting in a charge of $567,000.

At December 31, 2001, substantially all activities related to the office closings were complete.

13. RESTRUCTURING CHARGES — continued

The remaining amounts to be paid for restructuring charges are as follows:

Type of Cost	2001 January 1	2001 Additions	2001 Payments	2001 December 31
	In thousands			
Employee separations	$454	$2,458	$(1,782)	$1,130
Other		26	(26)	
Total	$454	$2,484	$(1,808)	$1,130

Type of Cost	2000 January 1	2000 Additions	2000 Payments	2000 December 31
	In thousands			
Employee separations	$418	$884	$(848)	$454
Other		35	(35)	
Total	$418	$919	$(883)	$454

14. RELATED PARTY TRANSACTIONS

Prior to the acquisition of SCMC, the Company had no employees and contracted with SCMC to provide management services to the Company through October 31, 1999. The aggregate amount paid to SCMC during 1999 approximated $29,533,000, including management fees of $3,209,000. The remaining amounts paid related to pass-through costs, primarily for compensation costs and related employee benefit expense.

The note payable to an officer of the Company represents the remaining installment payments due to the former owner of SCMC discounted at 6%. This note aggregated $7,194,000 and $7,817,000, at December 31, 2001 and 2000, respectively (see Note 4).

The president of the Company is a majority owner of SCW Agency Group, Inc., formerly Stratton Cheeseman & Walsh, Inc., an agency that sells the Company's medical professional liability insurance in Michigan, Illinois, Kentucky, Florida and Nevada. Direct premiums written by the agency during 2001, 2000 and 1999 totaled $68,896,000, $67,758,000, and $71,902,000, respectively, representing, 29.9%, 33.4% and 37.9% of direct premiums written during such years. Commission expense incurred related to SCW Agency Group, Inc. approximated $4,660,000, $4,633,000, and $4,811,000 in 2001, 2000 and 1999, respectively.

The agency leases approximately 10,000 sq. feet of office space from the Company and the Company received $216,000, $192,000 and $175,000 in rental income in 2001, 2000 and 1999 respectively.

In 2001, a representative from a law firm providing legal services to the Company was appointed an officer of the Company. Legal services provided by this firm to the Company during 2001 was $370,000.

15. EMPLOYEE BENEFIT PLANS

The Company offers benefits under certain defined contribution plans. In 2001, the defined contribution plans provide for Company contributions of 5% of employee compensation, as defined in the plan and a 100% match of employee contributions on the first 3% of contributions and 50% match on the next 2% of contributions (10% of employee compensation and a 25% match of employee contributions on the first 4% of contributions for the years 2000 and 1999). Employer contributions to the plans were approximately $1,654,000, $1,401,000, and $1,405,000 for 2001, 2000 and 1999, respectively.

16. STOCK BASED COMPENSATION

In connection with the conversion, the Board of Directors adopted the American Physicians Capital, Inc. Stock Compensation Plan (The "Plan"). The plan provides for the award of stock options and stock awards for officers, directors and employees of the Company. These awards must be approved by the compensation committee of the board of directors. The total number of shares of the Company's common stock which shall be available for options and stock awards is 1,200,000 shares.

Certain executive officers, board members and employees have been granted options to purchase shares of APCapital common stock. Options granted during 2000 vest in annual installments of 10%, 15%, 20%, 25% and 30% on the first through the fifth anniversaries, respectively, of the date of grant. Options granted during 2001 vest in annual installments of 33%, 33%, and 34% on the first through the third anniversaries, respectively, of the date of grant. All options expire on the tenth anniversary of the grant date.

A summary of the Company's stock option activity is as follows:

	2001		2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of year	410,000	$13.50	0	
Granted during year	440,500	20.44	410,000	$13.50
Exercised during year				
Canceled during year	(108,000)	13.50		
Options outstanding at end of year	742,500	$17.62	410,000	$13.50

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$13.50 - 20.44	742,000	9.5 yrs	$17.62	41,000	$13.50
Options available for grant at end of year	458,000				

In December 2000, the Company granted 135,200 restricted shares of APCapital common stock, having a per share market value of $13.50 to certain officers, board members and employees. The restricted shares vest in annual installments of 10%, 15%, 20%, 25% and 30% on the first through fifth anniversaries, respectively, of the date of grant.

In connection with the offering, the Company also granted 200 shares of restricted stock to each employee for a total grant of 39,600 shares at $13.50 per share. These shares vest at a rate of 20%, 35% and 45%, respectively, over the next three years. Upon issuance of the stock award, unearned compensation is charged to shareholders' equity and amortized over the vesting periods. During 2001, a total of 18,110 shares vested under terms of these stock award programs. A total of 21,700 shares were forfeited as a result of employee terminations prior to vesting. The vesting of stock awarded to officers, directors and employees resulted in a total compensation expense of $435,000 and $83,000 in 2001 and 2000, respectively.

The Company accounts for its stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company's policy regarding stock options is to issue options with an exercise price equal to the market price on the date of grant. Accordingly, no compensation expense has been recognized for options granted in 2001 and 2000. Had

16. STOCK BASED COMPENSATION — continued

compensation expense for the options been recognized based on the fair value at the grant date consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per common share-assuming dilution would have been reduced to the pro forma amounts below:

	2001	2000
Net (loss) income (in thousands):		
As reported	$(43,780)	$11,945
Pro forma	$(44,447)	$11,925
(Loss) income per share-assuming dilution for the period subsequent to conversion		
As reported	$ (3.95)	$ 0.07
Pro forma	$ (4.01)	$ 0.07

For pro forma disclosure purposes, the fair value of stock options was estimated at the date of grant using a Black-Scholes option pricing model using the following assumptions:

	2001	2000
Risk-free interest rate	4.23%	6.00%
Dividend yield	0.00%	0.00%
Volatility factors of the expected market price of the Company's common stock	33.90%	8.77%
Weighted average life of options	10 years	10 years

In management's opinion, existing stock option valuation models do not provide an entirely reliable measure of the fair value of non-transferable employee stock options with vesting restrictions.

17. EARNINGS PER SHARE

Basic and diluted earnings per share are calculated in accordance with SFAS Statement No. 128, "Earnings per Share."

The following table sets forth the computation of basic and diluted earnings per share for the year ended December 31, 2001 and the period ended December 31, 2000:

	For the Year Ended December 31, 2001		
	Loss (Numerator)	Shares (Denominator)	Per Share
Loss per share — basic	$(43,780,000)	11,071,529	$(3.95)

	For the period December 13, 2000 to December 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per Share
Income per share — basic	$796,000	11,134,981	$0.07
Effect of dilutive securities:			
Stock awards	—	75,232	
Stock options	—	50,584	
Income per share — assuming dilution	$796,000	11,260,797	$0.07

17. EARNINGS PER SHARE — continued

As the Company was in a net loss position for the year ended December 31, 2001, no effect of awards or options were calculated as the impact would be anti-dilutive.

18. COMMITMENTS AND CONTINGENCIES

The Company participates in various guaranty associations in the states in which it writes business, which protect policyholders and claimants against losses due to insolvency of insurers. When an insolvency occurs, the associations are authorized to assess member companies up to the amount of the shortfall of funds, including expenses. Member companies are assessed based on the type and amount of insurance written during the previous calendar years. The Company accrues for its portion of assessments in accordance with SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." Assessments to date are not significant; however, the ultimate liability for future assessments is not known. Accordingly, the Company is unable to predict whether such future assessments will materially affect the financial condition of the Company.

The Company is obligated under operating leases, which have various expiration dates through December 2006. Minimum future lease payments are as follows: 2002 — $1,624,000; 2003 — $1,384,000; 2004 — $688,000; 2005 — $529,000 and 2006 — $560,000. Rental expense was $2,177,000 in 2001, $2,419,000 in 2000 and $2,665,000 in 1999.

19. GAAP AND STATUTORY REPORTING

APA, APSpecialty and ICA, domiciled in the State of Michigan, are included in the accompanying consolidated financial statements in accordance with GAAP. These organizations are subject to regulation by the State of Michigan Office of Financial and Insurance Services and file financial statements using statutory accounting practices prescribed or permitted by the state insurance regulators. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Such practices vary in certain respects from GAAP. The principal variances are as follows:

- Deferred policy acquisition costs are charged against operations as incurred for statutory accounting purposes.
- Assets designated as "nonadmitted assets" are charged directly to surplus for statutory accounting purposes.
- Bonds and U. S. government securities, which the Company does not intend to hold to maturity, are generally carried at amortized cost for statutory accounting purposes.
- Unpaid losses and loss adjustment expense and unearned premiums are reported net of the impact of reinsurance for statutory accounting purposes.
- Deferred federal income taxes are recognized for generally accepted accounting principles and were not recorded for statutory purposes prior to 2001.
- The settlement refund with the IRS was credited directly to surplus for statutory purposes.

19. GAAP AND STATUTORY REPORTING — continued

The following is statutory surplus at December 31, 2001, 2000, and 1999 and net (loss) income for the years then ended.

	2001	2000	1999
		In thousands	
Statutory surplus, December 31	$203,223	$246,089	$179,829
Statutory net (loss) income for the year ended December 31	$(63,535)	$ 8,913	$ (992)

On January 1, 2001, significant changes to the statutory basis of accounting became effective in all states in which the Company is licensed. The cumulative effect of these changes, known as the Codification guidance, was recorded as a direct adjustment to statutory surplus. The effect of adoption resulted in an increase in statutory surplus of $16.7 million.

20. SEGMENT INFORMATION

The Company is organized and operates principally in the property and casualty insurance industry and has five reportable segments — medical professional liability, workers' compensation, personal and commercial, other insurance, and corporate and investments. The accounting policies of the segments are the same as those described in the basis of presentation. Expense allocations are based primarily on loss and loss adjustment expenses by line of business and certain other estimates for underwriting expenses; reported segment results would change if different methods were applied. The Company does not allocate assets, investment income and income taxes to operating segments. Segment information, for which results are regularly reviewed by management in making decisions about resources to be allocated to the segments and assess their performance, is summarized as follows:

	Year Ended December 31,		
	2001	2000	1999
		In thousands	
Revenues:			
Medical professional liability	$119,657	$109,492	$ 96,323
Workers' compensation	58,378	46,980	36,758
Personal and commercial	5,668	12,804	10,730
Other	18,668	11,066	4,845
Corporate and investments	42,778	40,376	39,064
Total revenue	$245,149	$220,718	$187,720
(Loss) income before income taxes:			
Medical professional liability	$(72,212)	$ (7,099)	$ (9,146)
Workers' compensation	(20,738)	(4,015)	(4,774)
Personal and commercial	(3,683)	(1,590)	(2,482)
Other	(3,955)	(2,630)	(5,929)
Corporate and investments	33,358	32,079	32,301
Total (loss) income before income taxes	$(67,230)	$ 16,745	$ 9,970

21. QUARTERLY FINANCIAL DATA (UNAUDITED)

The unaudited operating results by quarter for 2001, 2000, and 1999 are summarized below:

	Total Revenues	(Loss) Income Before Income Taxes	Net (Loss) Income	Net (Loss) Income Per Common Share Assuming Dilution*
2001				
1st Quarter	$ 61,889	$ 6,050	$ 4,137	$ 0.36
2nd Quarter	61,821	6,750	4,424	0.38
3rd Quarter	58,230	(55,044)	(35,828)	(3.26)
4th Quarter	63,209	(24,986)	(16,513)	(1.58)
	$245,149	$(67,230)	$(43,780)	
2000				
1st Quarter	$ 51,455	$ 3,558	$ 2,407	
2nd Quarter	56,157	5,980	4,021	
3rd Quarter	54,781	2,612	2,335	
4th Quarter	58,325	4,595	3,182	$ 0.07
	$220,718	$ 16,745	$ 11,945	
1999				
1st Quarter	$ 43,740	$ 362	$ 591	
2nd Quarter	45,231	3,351	2,600	
3rd Quarter	49,802	1,801	1,564	
4th Quarter	48,947	4,456	28,974	
	$187,720	$ 9,970	$ 33,729	

* For periods subsequent to conversion; (for periods where the Company incurred a loss, no effect of awards or options were calculated as the impact would be anti-dilutive).

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

AMERICAN PHYSICIANS CAPITAL, INC. (PARENT COMPANY)

CONDENSED BALANCE SHEET
DECEMBER 31, 2001 AND 2000

	2001	2000
	In thousands	
Assets		
Investment in subsidiaries	$260,121	$297,126
Cash and cash equivalents	43,210	74,459
Deferred federal income taxes	539	826
Federal income taxes recoverable	787	
Other assets	3,926	312
Total assets	$308,583	$372,723
Liabilities		
Federal income taxes payable	$ —	$ 60
Accrued expenses and other liabilities	1,618	3,238
Total liabilities	1,618	3,298
Shareholders' Equity		
Common stock, no par value, 50,000,000 shares authorized, 10,238,122 and 11,625,055 shares outstanding at December 31, 2001 and 2000 respectively		
Additional paid-in capital	119,463	144,940
Retained earnings	182,674	226,454
Unearned stock compensation	(1,001)	(1,450)
Accumulated other comprehensive income, net of deferred federal income taxes	5,829	(519)
Total shareholders' equity	306,965	369,425
Total liabilities and shareholders' equity	$308,583	$372,723

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of American Physicians Capital, Inc. and subsidiaries.

See accompanying notes to the condensed financial information of registrant.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

AMERICAN PHYSICIANS CAPITAL, INC. (PARENT COMPANY)

CONDENSED STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
	In thousands	
Revenues		
Investment income	$ 2,810	$ 312
Net realized investment losses	(671)	—
Total revenues	2,139	312
Expenses		
General and administrative expenses	1,700	142
Income before income taxes and equity in undistributed income of subsidiaries	439	170
Federal income tax expense	410	60
Income before equity in undistributed income of subsidiaries	29	110
Equity in undistributed (loss) income of subsidiaries	(43,809)	11,835
Net (loss) income	$(43,780)	$11,945

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of American Physicians Capital, Inc. and subsidiaries.

See accompanying notes to the condensed financial information of registrant.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

AMERICAN PHYSICIANS CAPITAL, INC. (PARENT COMPANY)

CONDENSED STATEMENT OF CASH FLOW
YEARS ENDED DECEMBER 31, 2001 and 2000

	2001	2000
	In thousands	
Cash flows from operating activities		
Net (loss) income	$(43,780)	$ 11,945
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Equity in undistributed (loss) income of subsidiaries	43,809	(11,835)
Net realized losses	671	
Amortization of goodwill	730	
Unearned stock compensation	449	83
Changes in		
Federal income taxes recoverable/payable	(847)	60
Accrued expenses and other liabilities	(1,620)	3,238
Other assets	(3,614)	(312)
Net cash (used in) provided by operating activities	(4,202)	3,179
Cash flows from investing activities		
Net contributions to subsidiaries	(1,822)	(71,301)
Net cash used in investing activities	(1,822)	(71,301)
Cash flows from financing activities		
Proceeds from issuance of common stock, net of expenses	—	142,581
Common stock repurchased	(25,225)	
Net cash (used in) provided by financing activities	(25,225)	142,581
Net (decrease) increase in cash and cash equivalents	(31,249)	74,459
Cash and cash equivalents, beginning of year	74,459	—
Cash and cash equivalents, end of year	$ 43,210	$ 74,459

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of American Physicians Capital, Inc. and subsidiaries.

See accompanying notes to the condensed financial information of registrant.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

AMERICAN PHYSICIANS CAPITAL, INC. (PARENT COMPANY)

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT
YEAR ENDED DECEMBER 31, 2000

(1) DESCRIPTION OF BUSINESS

American Physicians Capital, Inc. (APCapital) is an insurance holding company incorporated under Michigan law on July 6, 2000.

APCapital owns all of the issued and outstanding common stock of the following entities:

American Physicians Assurance Corporation — a stock insurance company incorporated under Michigan law (APA), formerly MICOA.

Insurance Corporation of America — a stock insurance company incorporated under Michigan law (ICA).

APSpecialty Insurance Company — a stock insurance company incorporated under Michigan law (APS), formerly RML Insurance Company.

APConsulting, LLC — a Michigan consulting company.

APDirect Sales, LLC — a Michigan corporation that serves as APCapital's direct sales channel.

Alpha Advisors, Inc. — an Illinois corporation that provides investment management services.

APIndemnity (Bermuda) Ltd. — A Bermuda company that provides a rent-a-captive vehicle for clients and prospects.

APManagement Ltd. — A Bermuda company that provides management and compliance services to APIndemnity and to clients and prospects of the financial group.

(2) FEDERAL INCOME TAXES

Income tax provisions for the individual companies are computed on a separate company basis.

(3) CONVERSION AND INITIAL PUBLIC OFFERING

On December 13, 2000, the conversion of APA from a mutual company to a stock corporation was consummated according to a Plan of Conversion adopted by the board of directors of MICOA on June 28, 2000, with subsequent amendment on October 2, 2000. This plan was approved by MICOA policyholders at a special meeting held on November 29, 2000 and by the State of Michigan Office of Financial and Insurance Services. The Plan of Conversion included several key components, including: formation of APCapital to be the ultimate parent holding company; the conversion of APA from a mutual insurance company to stock company and wholly-owned by APCapital; the transfer of ICA, APS, APConsulting, APDirect Sales, and Alpha Advisors, Inc. from APA to wholly-owned subsidiaries of APCapital.

In connection with the conversion, 331,638 shares of common stock of APCapital were sold at $13.50 per share under a subscription rights and best efforts offering to MICOA policyholders, officers, directors, employees, and others. APCapital then sold 9,668,362 shares of its common stock in an underwritten public offering ("the offering") that closed December 13, 2000. On December 13, 2000, an additional 1,450,254 shares were sold to underwriters of the offering pursuant to an over-allotment option contained in the offering agreement. The net proceeds of the offering were approximately $142.6 million, consisting of gross proceeds of $154.6 million less conversion and offering expenses of $12.0 million.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The required information will be contained in the Proxy Statement under the captions "Election of Directors" (excluding the Report of the Audit Committee) and "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The required information will be contained in the Proxy Statement under the caption "Compensation of Executive Officers" (excluding the Report of the Executive Compensation Committee and the stock performance graph) and "Election of Directors — Director Compensation" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The required information will be contained in the Proxy Statement under the caption "Common Stock Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The required information will be contained in the Proxy Statement under the caption "Certain Relationships and Transactions" and is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) and (2)

Financial Statements:

Report of independent accountants

Consolidated balance sheets as of December 31, 2001 and 2000

Consolidated statements of income for each of the years ended December 31, 2001, 2000 and 1999

Consolidated statements of cash flows for each of the years ended December 31, 2001, 2000 and 1999

Consolidated statements of shareholders' equity and comprehensive income for each of the years ended December 31, 2001, 2000 and 1999

Notes to consolidated financial statements

Financial Statement Schedules:

II. Condensed financial information of registrant

All other schedules for which provision is made in Regulation S-X either (i) are not required under the related instructions or are inapplicable and, therefore, have been omitted, or (ii) the information required is included in the consolidated financial statements or the notes thereto that are a part hereof.

(a)(3) The exhibits included as part of this report are listed in the attached Exhibit Index, which is incorporated herein by reference.

(b) Reports on Form 8-K

No reports on Form 8-K were filed during the three months ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on March 25, 2002.

AMERICAN PHYSICIANS CAPITAL, INC.

By: /s/ WILLIAM B. CHEESEMAN
William B. Cheeseman
Its: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on March 25, 2002 on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ WILLIAM B. CHEESEMAN William B. Cheeseman	President, Chief Executive Officer and Director
/s/ FRANK H. FREUND Frank H. Freund	Executive Vice President, Treasurer, Chief Financial Officer and principal accounting officer
/s/ THOMAS R. BERGLUND, M.D. Thomas R. Berglund, M.D.	Director and Chairman of the Board
/s/ BILLY B. BAUMANN, M.D. Billy B. Baumann, M.D.	Director
/s/ MYRON EMERICK, D.O. Myron Emerick, D.O.	Director
/s/ APPARAO MUKKAMALA, M.D. AppaRao Mukkamala, M.D.	Director
/s/ SPENCER L. SCHNEIDER Spencer L. Schneider	Director
/s/ LLOYD A. SCHWARTZ Lloyd A. Schwartz	Director

EXHIBIT INDEX

The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. APCapital's commission file number is 000-32057.

Exhibit Number	Description
2.1	Plan of Conversion, dated June 28, 2000, as amended September 22, 2000(2)
3.1	Articles of Incorporation(2)
3.2	Bylaws, as amended March 9, 2002(1)
*10.1	American Physicians Capital, Inc. Stock Compensation Plan(3)
10.2	Stock Purchase Agreement, dated August 31, 1999, by and among APAssurance and William B. Cheeseman and William J. Gaugier(2)
10.3	First Amendment, dated October 9, 2000, to Stock Purchase Agreement, dated August 31, 1999, by and among APAssurance, William B. Cheeseman and William J. Gaugier(2)
10.4	Stock Purchase Agreement between Kentucky Medical Insurance Company and Stratton, Cheeseman & Walsh, Inc., dated March 6, 1997(2)
10.5	APAssurance/SCW Sales Agency Agreement (Medical Professional Liability — Michigan Only), dated January 1, 2000(2)
10.6	KMIC Insurance Company Agency Agreement, dated October 13, 1998(2)
*10.7	Employment Agreement between William B. Cheeseman and MICOA Management Company, Inc., dated October 27, 1999(4)
10.10	Agency Agreement between APAssurance and Stratton, Cheeseman, Walsh-Nevada, Inc., dated May 25, 1999(2)
10.11	Sub-Agent Agreement between SCW Agency Group, Inc. and Managed Insurance Services, Inc., dated April 11, 2000(2)
10.12	MSMS/APAssurance Marketing Support Agreement, effective January 1, 2000, between the Michigan State Medical Society and APAssurance(2)
*10.13	Executive Employment Agreement, dated as of October 11, 2000, between Robert J. Kellogg and APAssurance(4)
*10.14	Executive Employment Agreement, dated as of October 11, 2000, between Frank H. Freund and APAssurance(4)
*10.15	Executive Employment Agreement, dated as of October 11, 2000, between Stephen L. Byrnes and APAssurance(4)
*10.16	Executive Employment Agreement, dated as of October 11, 2000, between Margo C. Runkle and APAssurance(4)
*10.17	Executive Employment Agreement, dated as of October 11, 2000, between Dawn L. Shattuck and APAssurance(4)
*10.18	Form of Stock Option Agreement with Directors, dated December 5, 2000(4)
*10.19	Form of Stock Option Agreement with Executives, dated December 5, 2000(4)
*10.20	Form of Restricted Stock Award with Directors, dated December 5, 2000(4)
*10.21	Form of Restricted Stock Award with Executives, dated December 5, 2000(4)
10.22	Standstill Agreement, dated February 20, 2002(5)
10.23	Description of unwritten sublease arrangement between APAssurance and SCW Agency(1)
21.1	Subsidiaries of APCapital(1)
23.1	Consent of PricewaterhouseCoopers LLP(1)

* Current management contracts or compensatory plans or arrangements.

(1) Filed herewith.

(2) Filed as an exhibit to APCapital's Registration Statement on Form S-1 (no. 333-41136), as amended, and incorporated herein by reference.

(3) Filed as an exhibit to APCapital's Registration Statement on Form S-8 (no. 333-56428) and incorporated herein by reference.

(4) Filed as an exhibit to APCapital's 2000 Annual Report on Form 10-K and incorporated herein by reference.

(5) Filed as an exhibit to APCapital's Current Report on Form 8-K dated February 21, 2002 and incorporated herein by reference.

ABOUT AMERICAN PHYSICIANS CAPITAL, INC.

BOARD OF DIRECTORS

Thomas R. Berglund, M.D.
Chairman of the Board
Family Practice Physician

William B. Cheeseman
President and Chief Executive Officer
of the Company

Billy B. Baumann, M.D.
Retired Pathologist

Myron R. Emerick, D.O.
General Practice Physician

AppaRao Mukkamala, M.D.
Radiologist

Spencer L. Schneider, J.D.
Attorney

Lloyd A. Schwartz
Certified Public Accountant

CORPORATE SECRETARY

Monte D. Jahnke
Kerr, Russell and Weber, PLC

EXECUTIVE OFFICERS

William B. Cheeseman
President and Chief Executive Officer

Frank H. Freund
Executive Vice President, Treasurer and
Chief Financial Officer

R. Kevin Clinton
Executive Vice President and
Chief Operating Officer

Annette E. Flood,
Vice President, Professional Liability Operations

Laura A. Kline
Vice President, Marketing

Margo C. Runkle
Vice President, Human Resources/Legal

SHAREHOLDER INFORMATION

Corporate Headquarters
1301 N. Hagadorn Road
P.O. Box 1471
East Lansing, Michigan 48826-1471
1-800-748-0465

Website
www.acaponline.com

Transfer Agency and Registrar
Mellon Investor Services LLC
P.O. Box 3310
South Hackensack, NJ 07606
1-888-213-0965
www.melloninvestor.com

Auditors
PricewaterhouseCoopers LLP
Grand Rapids, Michigan

Trading of Common Stock
The common stock of American Physicians Capital, Inc. began trading on December 8, 2000, and is listed on the Nasdaq Stock Market under the symbol ACAP. At March 1, 2002, APCapital had approximately 10.0 million shares of common stock outstanding.

Investor Relations
Investor relations information for security analysts, investment professionals and shareholders can be found on the Internet at:
www.acaponline.com/investor.

Shareholders Meeting
The annual meeting of shareholders will be held on Wednesday, May 8, 2002 at 10:00 a.m. EDT at the corporate offices of APCapital, 1301 North Hagadorn Road, East Lansing, Michigan.

Inquiries or requests for additional information should be directed to:

American Physicians Capital, Inc.
Investor Relations
1301 North Hagadorn Road
East Lansing, Michigan 48826

Or call: 1-866-561-8222

APCapital
American Physicians Capital Inc

Insurance Corporation of America
American Physicians Assurance Corporation
APSpecialty Insurance Corporation
APConsulting, LLC
Alpha Advisors, Inc.

Corporate Headquarters: 1-800-748-0465
www.acaponline.com